UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated July 18, 2019

Item 1

EARNINGS Release Q2 2019

Luxembourg, July 18, 2019

Building the Tigo of the future

Group highlightsi

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Revenue up 5.4% aided by the acquisitions of Cable Onda as well as Nicaragua

•	Operating profit lower on one-off charges and higher amortization expense

•	Net income up to $46 million due mostly to revaluation gains

•	Continued integration of Cable Onda, completion of Nicaragua acquisition, and disposal of Chad

•	Issued a SEK 2.0 billion senior unsecured bond, a first under our Sustainability Bond Framework

Financial highlights ($ millions)	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Revenue	1,054	1,000	5.4%	2,089	1,976	5.7%
Operating Profit	110	168	(34.5)%	274	324	(15.4)%
Net Income	46	(1)	NM	60	16	NM

Latin America segment highlights – Q2 2019

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 20 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Organic service revenue growth* of 2.0%

•	EBITDA* up 13.8% on IFRS 16 adoption - organic growth* of 1.5%

•	Excluding the impact of IFRS 16, EBITDA margin* improved 0.3 percentage point year-on-year

•	OCF* up 6.4% organically in Q2 and 6.9% in H1

•	Added 94,000 HFC customer relationships to reach 3.3 million

•	Added 540,000 4G smartphone data customers to reach 11.9 million, 32% of our mobile customer base

Latam segment highlights ($ millions)	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Revenue	1,461	1,384	5.6%	2,887	2,736	5.5%
Service Revenue*	1,358	1,280	6.1%	2,689	2,538	6.0%
Organic growth	2.0%	5.5%	(3.5) pt	2.8%	4.7%	(1.9) pt
EBITDA	584	514	13.8%	1,176	1,028	14.4%
Organic growth	1.5%	4.4%	(2.9) pt	3.0%	2.9%	0.1 pt
EBITDA Margin	40.0%	37.1%	2.9 pt	40.7%	37.6%	3.2 pt
Capex	224	209	6.9%	392	361	8.6%
OCF (EBITDA – Capex)	360	304	18.5%	784	667	17.5%
Organic growth	6.4%	7.4%	(1.0) pt	6.9%	1.5%	5.4 pt

* Non-IFRS measure. See page 22 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

i With the exception of balance sheet items, the comparative 2018 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

EARNINGS Release Q2 2019

Millicom Chief Executive Officer Mauricio Ramos commented:

“We made significant progress on a number of strategically important fronts during Q2. First, we delivered solid quarter of growth in KPIs, especially HFC customer relationships, where our organic net additions are approaching 100,000 per quarter. Second, the integration of Cable Onda is progressing very well, and we now expect that Panama OCF for 2019 should surpass our initial expectations by about 10%, thanks mostly to procurement and other cost savings. We are well prepared to add mobile operations to our Panama operations later this year. Third and finally, consistent with our strategy of re-deploying capital from Africa to Latin America, we completed the disposal of our operations in Chad, and we closed our acquisition in Nicaragua. Although the current macroeconomic environment in Nicaragua presents challenges, we are excited about the long-term growth opportunity we see in the country."

2019 Outlook

Organic service revenue and EBITDA growth for our Latam segment in H1 were slightly below our expectations, while OCF growth was better than expected. We had anticipated that H1 would be slower than H2 in 2019, due to the meaningful contribution from a large government contract in Colombia during H1 2018. As a result, we are maintaining our outlook for 2019. We acknowledge that organic EBITDA growth may end the year around the low end of our expected range, and yet organic OCF growth may end near the top end of the range.

Financial targets	2019	Year-to-date	Medium-term plan
Latam segment
Service revenue growth (organic YoY)	3-5%	2.8%	Mid-single-digit
EBITDA* growth (organic YoY)	4-6%	3.0%	Mid-to-high single-digit
Capex*	Slightly above $1.0 billion	$392 million
OCF* growth (organic YoY)	Mid-to-high single-digit	6.9%	Around 10%

* EBITDA, Service Revenue, Capex and OCF (EBITDA less Capex) are non-IFRS measures. Please refer to disclosures on page 22 for a description of non-IFRS measures and reconciliations to the nearest equivalent IFRS measures.

Relevant Event

On June 3, 2019, Millicom announced the offering and sale of 11 million shares of Millicom held by Kinnevik AB. On June 12, 2019, Millicom announced that Kinnevik AB had informed the company of its decision not to proceed with the offering.

IFRS 16 - Leases

IFRS 16 became effective on January 1st 2019 and primarily affects the accounting for operating leases, which have been brought onto our balance sheet at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1st 2019. On adoption, an additional lease liability of $536 million was recognized.

EARNINGS Release Q2 2019

The application of the new standard had the following impacts on EBITDA and EBITDA margin as compared to what our results would have been if we had continued to follow the IAS 17 standard in the six and three month periods ended June 30, 2019:

EBITDA

	Q2 2019	H1 2019
IFRS 16 positive impact on EBITDA vs. IAS 17	$ millions	$ millions
Latin America segment	38	80
Africa segment	8	17
Group (IFRS)	33	68

EBITDA margin

	Q2 2019			H1 2019
IFRS 16 impact on EBITDA	EBITDA Margin with IFRS 16	EBITDA Margin w/o IFRS 16	Variance (in pts)	EBITDA Margin with IFRS 16	EBITDA Margin w/o IFRS 16	Variance (in pts)
Latin America segment	40.0%	37.4%	2.6	40.7%	37.9%	2.8
Africa segment	18.4%	9.4%	9.0	25.7%	16.8%	8.9
Group (IFRS)	31.6%	28.5%	3.1	33.6%	30.4%	3.3

For comparative purposes, the organic growth figures discussed throughout this report exclude the impact of this accounting change implemented as of January 1st 2019.

The application of this standard has no impact on cash flow generation, but it does impact components of our cash flow reporting, as lease expense is removed from EBITDA, and offsetting cash flows are booked as either lease interest or lease capital payments. The net effect is that cash flow from operations increases, while cash flow from financing decreases commensurately.

For the six-month period ended June 30, 2019, the adoption of IFRS 16 increased operating free cash flow by approximately $68 million ($98 million including Guatemala and Honduras), this was partially offset by additional lease interest payments of $24 million ($36 million including Guatemala and Honduras). For the same period, the adoption of IFRS 16 reduced financing cash flow by $46 million, as principal repayments on all lease liabilities are included in financing activities.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1st, 2019. Comparatives for the 2018 financial statements were not restated. As a result, last-twelve-month EBITDA used to calculate net debt-to-EBITDA is affected by the fact EBITDA in H1 2019 reflects IFRS 16, while EBITDA in the previous two quarters (Q3 2018 and Q4 2018) does not.

Therefore, we currently calculate leverage metrics by excluding the IFRS 16 lease liabilities from net debt and by using EBITDA after leases for the period since January 1, 2019, when IFRS 16 was adopted, as detailed in the Non-IFRS reconciliations beginning on page 22. The following tables summarize the impact of IFRS 16 on our financial statements:

EARNINGS Release Q2 2019

Income Statement data	Q2 2019		H1 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras	Millicom Group (IFRS)	Guatemala and Honduras
EBITDA - increase	33	14	68	30
Depreciation expense - increase	(32)	(11)	(51)	(22)
Lease Interest expense - increase	(16)	(7)	(32)	(15)
Net Income - decrease	(16)	(2)	(18)	(3)

Cash Flow	Q2 2019		H1 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras	Millicom Group (IFRS)	Guatemala and Honduras
Additional interest payments (IFRS 16)	(13)	(7)	(24)	(12)
Additional lease Capital payments (IFRS 16)	(25)	(7)	(46)	(17)

Balance sheet data	As of June 30, 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras
Additional lease liabilities (IFRS 16)	591	328

EARNINGS Release Q2 2019

Group Quarterly Financial Review - Q2 2019

Income statement data (IFRS)	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
($ millions, except EPS in $)
Revenue	1,054	1,000	5.4%	2,089	1,976	5.7%
Cost of sales	(298)	(291)	2.4%	(589)	(559)	5.2%
Gross profit	757	710	6.7%	1,500	1,417	5.9%
Operating expenses	(424)	(391)	8.5%	(798)	(783)	1.8%
Depreciation	(209)	(168)	24.5%	(405)	(332)	21.8%
Amortization	(62)	(35)	79.5%	(122)	(70)	74.9%
Share of net profit in Guatemala and Honduras	46	27	70.6%	90	65	38.1%
Other operating income (expenses), net	3	25	(89.8)%	8	27	(70.4)%
Operating profit	110	168	(34.5)%	274	324	(15.4)%
Net financial expenses	(128)	(83)	53.9%	(264)	(164)	60.9%
Other non-operating income (expenses), net	33	(6)	NM	45	21	113.2%
Gains (losses) from other JVs and associates, net	(18)	(48)	(62.0)%	(15)	(68)	(78.1)%
Profit (loss) before tax	(3)	31	(109.6)%	40	113	(64.4)%
Net tax credit (charge)	(24)	(35)	(30.9)%	(42)	(67)	(36.5)%
Profit (loss) for the period from continuing ops.	(27)	(4)	NM	(2)	46	(104.6)%
Non-controlling interests	8	6	49.4%	(2)	1	NM
Profit (loss) from discontinued operations	64	(3)	NM	64	(32)	NM
Net profit (loss) for the period	46	(1)	NM	60	16	NM
Weighted average shares outstanding (millions)	101.11	100.79	0.3%	101.10	100.76	0.3%
EPS	0.45	(0.01)	NM	0.59	0.16	NM

Group revenue increased 5.4% ($54 million) year-on-year to $1,054 million in Q2 2019. The increase largely reflects the acquisition of Cable Onda in Panama, which we acquired in December 2018, as well as a smaller contribution from the acquisition of Nicaragua operations, which we consolidated as of May 1, 2019. The acquired revenue, combined with organic growth, more than offset the translation impact of weaker currencies in the majority of our markets.

Cost of sales increased 2.4% ($7 million) year-on-year to $298 million. The increase largely reflects the impact of acquisitions, as previously mentioned, partially offset by lower handset costs.

Operating expenses increased 8.5% ($33 million) year-on-year to $424 million. The increase reflects the acquired operations as well as one-off charges related to a $21 million fine in Tanzania and $16 million in Corporate costs stemming from the Central America acquisition. These factors were partially offset by the adoption of IFRS 16, which reduced operating expenses by $33 million.

Depreciation increased 24.5% ($41 million) year-on-year to $209 million, mostly due to the adoption of IFRS 16, which added $32 million, and due to the acquisitions. Amortization expenses increased 79.5% ($28 million) year-on-year to $62 million, from a higher intangible asset base due to the recent acquisitions.

Our share of profits in Guatemala and Honduras reached $46 million in Q2 2019, an increase of 70.6% year-on-year due to steady growth in Guatemala and to improved performance in Honduras. Other operating income of $3 million decreased by $22 million year-on-year due primarily to smaller gains on the sale of towers. As a result of the above, operating profit was $110 million in Q2 2019, down 34.5% from $168 million in Q2 2018.

EARNINGS Release Q2 2019

Net financial expenses increased $45 million to $128 million. The increase is due to higher levels of gross debt to fund our recent acquisitions, and to the impact of IFRS 16, which added $16 million to interest expense during the period.

Income from other non-operating items was $33 million in Q2 2019 compared to a loss of $6 million in Q2 2018 due to the revaluation of our equity investment in Jumia, partially offset by a revaluation of the Cable Onda put option liability.

Loss from associates and other joint ventures of $18 million in Q2 2019 compares to a loss of $48 million in Q2 2018, due to lower losses in Ghana.

Tax expense was $24 million in Q2 2019, down from $35 million in Q2 2018 due to lower profitability in our operations as well as a net deferred tax credit.

As a result of the above factors, net loss from continuing operations was $27 million in the quarter, compared to a loss of $4 million in Q2 2018. Profit from discontinued operations of $64 million reflects the gain on the sale of our Chad operations, which we disposed of on June 26, 2019. Non-controlling interests share of net profit was $8 million in Q2 2019 compared to $6 million in Q2 2018, reflecting our partners' share of losses in our subsidiaries in Colombia and Panama.

Net profit was $46 million or $0.45 per share for Q2 2019 compared to a loss per share of $0.01 in Q2 2018. The weighted average number of shares during the quarter was 101.1 million, an increase of 0.3% year-on-year mainly related to vesting of shares under our employee share-based compensation plans. As of June 30, 2019, we had 101,739,217 shares outstanding, including 616,638 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Operating free cash flow*	101	79	27.1%	102	127	(19.7)%
Finance charges paid, net	(92)	(42)	119.3%	(155)	(109)	41.8%
Lease interest payments, net	(34)	(15)	NM	(66)	(34)	94.1%
Free cash flow*	(25)	23	NM	(119)	(16)	NM
Dividends from Guatemala and Honduras	54	71	(24.4)%	105	94	12.2%
Dividends and advances to non-controlling interests	(1)	(1)	(30.8)%	(12)	(1)	NM
Equity free cash flow*	28	93	(69.9)%	(26)	76	NM

* Non-IFRS measures. See page 22 for a description of these measures. Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior periods, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow reached a positive $46 million in H1 2019, compared to $149 million in H1 2018.

As most of the cash flow items in the above table can vary meaningfully from quarter to quarter throughout any given year, we believe it is more useful to review cash flow performance on a cumulative H1 basis.

For the first half of 2019, operating free cash flow, defined as EBITDA, less cash Capex, working capital, other non-cash items and taxes paid, was $102 million, a decline of $25 million compared to $127 million in H1 2018. Factors that contributed to the decline include a $24 million reduction in EBITDA from discontinued operations in H1 2019 compared to H1 2018, as well as $16 million in one-off items related to our recent acquisitions and our US listing.

Net finance charges paid increased by $46 million during the period, mainly due to higher average gross debt in H1 2019 compared to H1 2018, required to fund our recent acquisitions.

EARNINGS Release Q2 2019

Lease interest payments increased to $66 million in H1 2019 from $34 million in H1 2018. As a result of the adoption of IFRS 16, lease interest payments include $24 million that would have been classified as operating cash flow under IAS 17.

Dividends received from Guatemala and Honduras increased $11 million year-on-year to $105 million in H1 2019, which reflect the solid financial performance and cash flow generation in both countries. Meanwhile, dividends paid to non-controlling interests increased to $12 million from $1 million in H1 2018, due to dividends paid in Colombia.

As a result of the above factors, equity free cash flow was negative $26 million in H1 2019 compared to $76 million reported in H1 2018.

Debt

Debt information ($ millions)	Financial Debt	Cash	Net Financial Debt*	Leases	Total Gross Debt	Total Net debt*
Latin America	2,349	345	2,004	701	3,049	2,704
Of which local currency	1,703	283	1,420	701	2,403	2,121
Africa	67	26	41	226	293	267
Of which local currency	—	19	(19)	226	226	207
Corporate	2,623	470	2,153	15	2,638	2,168
Of which local currency	59	126	(67)	—	59	(67)
Millicom Group (IFRS)	5,039	840	4,198	941	5,981	5,139
Of which local currency	1,762	428	1,334	926	2,688	2,261
Guatemala and Honduras JVs	1,303	283	1,019	329	1,631	1,348
Of which local currency	260	94	165	—	260	165
Underlying (non-IFRS)	6,342	1,125	5,217	1,270	7,612	6,487
Of which local currency	2,022	522	1,499	926	2,948	2,426
Total - Proportionate (non-IFRS)	6,244	930	5,315	929	7,173	6,244

* Net debt is a non-IFRS measure defined as gross debt including leases, less cash and pledged and term deposits of $3 million. See page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In order to provide investors with a more complete picture of the Group's financial situation, this section discusses gross debt, financial leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of June 30, 2019 underlying gross debt reached $7,612 million, an increase of $318 million compared to $7,294 million reported as of March 31, 2019. The increase in underlying gross debt reflects the issuance of a SEK 2.0 billion sustainability bond during the second quarter, $150 million drawn from a new $300 million credit facility from a consortium of Nordic banks, as well as a $58 million increase in lease liabilities mainly driven by the consolidation of Nicaragua, partially offset by the sale of Chad and the repayment of debt in certain countries. Included in our underlying gross debt, Guatemala and Honduras had gross debt of $1,631 million as of June 30, 2019, down slightly from $1,640 million as of March 31, 2019.

Approximately 61% of underlying gross debt at June 30, 2019 was in Latam, 4% in Africa, and the remaining 35% at the corporate level. Finance lease liabilities of $1,270 million represented 17% of underlying gross debt. Excluding leases, 32% was in local currency or swapped for local currency, and 81% of underlying gross debt was at fixed rates or swapped

EARNINGS Release Q2 2019

for fixed rates. The average cost of underlying gross financial debt remained stable at 6.3%, while the average maturity was 5.6 years, as of June 30, 2019,

Our underlying cash position declined $120 million to $1,125 million, including $283 million in Guatemala and Honduras, as of June 30, 2019. As a result, underlying net debt was $6,487 million as of June 30, 2019, an increase of $437 million compared to $6,050 million as of March 31, 2019. The acquisition of operations in Nicaragua and the first installment of the dividend both contributed to the increase in underlying debt, partially offset by proceeds from the sale of Chad and cash flow generated in the quarter.

Underlying Net debt to EBITDAi increased to 2.43x as of June 30, 2019 from 2.18x as of December 31, 2018. Proportionate net debt to EBITDAi which captures our proportional ownership in each country, was 2.88x as of June 30, 2019, up from 2.52x as of December 31, 2018.

i Underlying net debt to EBITDA and proportionate net debt to EBITDA are non-IFRS measures. Leverage metrics shown here are calculated excluding the impact of IFRS 16 on underlying net debt and proportionate net debt and by using EBITDA after leases. See page 3 for more information on the impact of IFRS 16 adoption on our financials, and refer to page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

EARNINGS Release Q2 2019

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1.       Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2.       Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

Market environment

The macroeconomic environment remained relatively stable and slightly subdued in most of our Latam markets, with most countries experiencing annual GDP growth of between 2-5%i, with the notable exception of Nicaragua, where economic activity continued to contract. In Paraguay, economic activity appears to have slowed somewhat year-to-date due to commodity prices and challenges in neighboring Argentina, one of its main trading partner. Economic activity also appears to be slowing in Panama.

Currencies weakened around 3% in Colombia and Paraguay during the quarter, producing a cumulative depreciation of 12% and 10% for each currency respectively over the last twelve months. However, both currencies began to appreciate in the latter part of June, and this has continued in early July.

Competitive intensity remained elevated in Paraguay and El Salvador, especially in the mobile segment, and competitive pressure intensified sharply in the prepaid mobile market in Bolivia, although we began to see early signs of stabilization in June.

i Source: IMF World Economic Outlook April 2019

EARNINGS Release Q2 2019

We recently commissioned Oxford Economics, an independent consultancy, to perform a study of our markets, including 10-year forecasts for key macroeconomic variables, including socio-economic factors such as household formation. One key observation from the study is that compounded annual growth of the middle class, defined as households with annual income greater than $20,000, is projected to range from 4.5% in Costa Rica to 12.3% in Bolivia over the next decade. We plan to release highlights of the study in the Fall.

Latam segment - Key Performance Indicators

In Q2 2019, we addedi 538,000 4G smartphone data users to reach 11.9 million, an increase of 43.2% year-on-year. We also continued to expand our postpaid customer base, addingi 60,000 in Q2 and 279,000 over the past year.

Monthly mobile ARPU declined 2.7% in US dollar terms and 2.2% in local currency terms, due to lower ARPU in Colombia, Bolivia and El Salvador, partially offset by ARPU growth in Guatemala and Honduras.

In our residential cable business (Home), we added 94,000 HFC customer relationships in Q2, a level similar to the record of 95,000 added in Q1 2019.

Home ARPU decreased 1.0% to $29.30, due to the translation effect of weaker currencies. In local currency terms, Home ARPU increased in a majority of our markets.

Key Performance Indicators (‘000)	Q2 19	Q1 19	Q4 18	Q3 18	Q2 18	Q2 19 vs Q2 18
Mobile customers	37,162	33,891	33,691	32,908	33,063	12.4%
Of which 4G customers	11,947	10,756	10,487	8,341	8,341	43.2%
Of which Postpaid subscribers	4,824	4,545	4,477	4,395	4,326	11.5%
Mobile ARPU ($)	7.4	7.5	7.8	8.0	8.0	(7.5)%
Total homes passed	11,432	11,231	11,076	9,908	9,639	18.6%
Of which HFC homes passed	10,958	10,722	10,559	9,387	9,076	20.7%
HFC customer relationships	3,294	3,200	3,105	2,642	2,560	28.7%
HFC revenue generating units	6,539	6,323	6,118	5,046	4,843	35.0%
Home ARPU ($)	29.3	29.5	27.3	28.9	29.6	(1.0)%

Latam segment financial results

In Q2 2019, revenue in our Latam segment increased 5.6% year-on-year to $1.5 billion, while service revenue increased 6.1%, thanks to the acquisitions of Cable Onda and Nicaragua, as well as organic growth, which was more than offset by weaker foreign exchange rates. Adjusting for currency, accounting changes and including Cable Onda in both periods, organic service revenue growth was 2.0%

By country, organic service revenue growth was strongest in Guatemala (7.6%) and Bolivia (5.1%), while growth continued to lag in El Salvador (decreasing 7.6%). Honduras sustained the improved performance seen since H2 2018, while growth slowed in Colombia, as a large government contract flattered the results in Q2 2018.

i Net customer additions adjusted to exclude customers acquired in Nicaragua in Q2 2019

EARNINGS Release Q2 2019

By business unit, organic service revenue growth in Mobile slowed slightly to 0.7% year-on-year, and Cable grew 3.6%. Growth in Cable reflected healthy growth of 7.7% in Home, partially offset by negative growth in B2B, due to the impact of the previously-mentioned government contract in Colombia. Revenue from telephone and equipment increased 0.9% year-on-year to $103 million.

Latam Financial Highlights	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
($m, unless otherwise stated)
Revenue	1,461	1,384	5.6%	2,887	2,736	5.51%
Organic growth*	2.1%	4.3%	(2.2) pt	2.9%	3.7%	(0.8) pt
Service revenue*	1,358	1,280	6.1%	2,689	2,538	6.0%
Organic growth*	2.0%	5.5%	(3.5) pt	2.8%	4.7%	(1.9) pt
Mobile	802	806	(0.5)%	1,580	1,611	(2.0)%
Of which Mobile data	415	400	3.6%	816	787	3.7%
Cable and other fixed	543	462	17.6%	1,085	904	19.9%
EBITDA*	584	514	13.8%	1,176	1,028	14.4%
Organic growth*	1.5%	4.4%	(2.9) pt	3.0%	2.9%	0.1 pt
EBITDA margin*	40.0%	37.1%	2.9 pt	40.7%	37.6%	3.2 pt
Capex*	224	209	6.9%	392	361	8.6%

* Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

EBITDA for our Latam segment increased 13.8% year-on-year to $584 million in Q2 2019 which included Cable Onda in Panama ($47 million) as well as two months of Telefonica Nicaragua ($17 million) and a $38 million increase from IFRS16 adjustments, partially offset by weaker currencies. Stripping out those impacts, organic EBITDA growth was 1.5%. Honduras, Guatemala, Bolivia, and Panama contributed positively to organic EBITDA growth, while El Salvador and Paraguay had negative organic EBITDA growth.

The EBITDA margin for our Latam segment improved 2.9 percentage points to 40.0% in Q2 2019 (37.4% excluding the impact of IFRS16), up from 37.1% in Q2 2018. The improvement, excluding the IFRS 16 benefit, stems from margin expansion in markets such as Honduras, Bolivia and Panama, as well as a shift in country mix towards higher-margin countries such as Guatemala, Panama and Nicaragua.

Capex in Latin America totaled $224 million, of which 88% was related to our networks. Of the network capex, 71% went to support the growth of cable, while 29% was for mobile. Customer premise equipment was 34% of Latam capex.

During the quarter, we expanded our HFC network to reach an additional 235,000 homes passed across our footprint, which covered 11.4 million at the end of Q2 2019. Our markets have approximately 30 million households. On the mobile front, we increased the size of our 4G network by 12%, adding more than 450 points of presence to end the quarter with more than 9,900. At quarter end, our 4G networks covered approximately 67% of the population in our markets (approximately 120 million), up from 60% at the end of Q2 2018.

EARNINGS Release Q2 2019

Latam segment performance by country - Q2 2019 and H1 2019

	Q2 2019				H1 2019
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	161	156	64	39.8%	319	310	127	40.0%
Colombia	378	355	121	32.2%	769	723	258	33.5%
El Salvador	97	87	30	30.9%	193	175	65	33.7%
Guatemala	355	310	188	53.0%	698	613	378	54.1%
Honduras	148	138	70	47.1%	295	275	136	46.1%
Panama	99	99	47	47.1%	199	199	91	45.9%
Paraguay	151	142	69	45.8%	305	288	145	47.6%
Others*	73	71	(5)	(6.5)%	110	106	(25)	(22.6)%
Latam Segment	1,461	1,358	584	40.0%	2,887	2,689	1,176	40.7%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

SOUTH AMERICA

Colombia

	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Mobile customers ('000)	9,079	8,110	12.0%	9,079	8,110	12.0%
Of which, 4G customers ('000)	2,799	2,129	31.5%	2,799	2,129	31.5%
Home Customer relationships* ('000)	1,686	1,646	2.4%	1,686	1,646	2.4%
HFC Customer relationships ('000)	1,296	1,166	11.2%	1,296	1,166	11.2%
Revenue ($ millions)	378	432	(12.7)%	769	849	(9.5)%
Organic growth	0.2%	3.4%	(3.2) pt	1.7%	1.7%	— pt
Service revenue ($ millions)	355	405	(12.3)%	723	799	(9.5)%
Organic growth	0.6%	6.0%	(5.4) pt	1.7%	3.3%	(1.6) pt
EBITDA ($ millions)	121	127	(4.1)%	258	248	3.8%
Organic growth	(1.9)%	6.9%	(8.8) pt	4.1%	(1.2)%	5.3 pt
EBITDA margin	32.2%	29.3%	2.9 pt	33.5%	29.2%	4.3 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Home, we added 34,000 HFC customer relationships during the quarter, once again offsetting churn on our copper network, such that total customer relationships increased 2.4% year-on-year during Q2 2019. The improving customer trend is also visible in revenue-generating-units (RGUs), which expanded by about 4%, while the RGUs on our HFC network grew 15% year-on-year during Q2 2019.

In Mobile, we added 103,000 customers, including 30,000 in postpaid. More importantly, the number of 4G smartphone data customers continues to grow rapidly and represented 31% of our total customer base as of the end of Q2 2019, up from 26% at the end of Q2 2018.

Service revenue declined 12.3% year-on-year in Q2 2019, due largely to the weaker Colombian Peso, which devalued 12.2% year-on-year. Organic service revenue growth was 0.6% in Q2 2019, down from 2.8% reported in Q1 2019. The slowdown in organic service revenue growth relative to the first quarter of the year reflects mainly the B2B business,

EARNINGS Release Q2 2019

which benefited from a large government contract last year that added approximately 2.6 percentage points to Colombia service revenue growth in Q2 2018. Growth also slowed somewhat in our Home business due to a moderation in ARPU growth, which was slightly positive in the quarter. Growth in Mobile remains solid near mid-single-digit levels, but growth slowed by about a percentage point due to the declining contribution of wholesale revenue from MVNO customers.

EBITDA declined 4.1% year-on-year in USD terms and 1.9% organically to $121 million in Q2 2019. One-offs of $4 million related mostly to an arbitration case negatively impacted organic EBITDA growth by 3.8 percentage points. The government contract in Q2 2018 also adversely affected organic EBITDA growth. EBITDA margins reached 32.2% (28.7% excluding the impact of IFRS 16), a decrease of 0.6 percentage points compared to the 29.3% reported in Q2 2018, excluding the IFRS 16 benefit.

Paraguay

	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Mobile customers ('000)	3,227	3,325	(2.9)%	3,227	3,325	(2.9)%
Home Customer relationships*	426	397	7.1%	426	397	7.1%
Revenue ($ millions)	151	172	(12.3)%	305	345	(11.6)%
Organic growth	(2.7)%	4.4%	(7.1) pt	(2.9)%	5.4%	(8.3) pt
Service revenue ($ millions)	142	159	(10.7)%	288	319	(9.6)%
Organic growth	(0.9)%	6.2%	(7.1) pt	(0.8)%	7.0%	(7.8) pt
EBITDA ($ millions)	69	83	(16.9)%	145	171	(14.8)%
Organic growth	(8.5)%	8.1%	(16.6) pt	(8.0)%	6.0%	(14.0) pt
EBITDA margin %	45.8%	48.4%	(2.6) pt	47.6%	49.4%	(1.8) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Competition in Mobile remained challenging in Paraguay in Q2 2019, impacting ARPU, which declined slightly year-on- year, compared to low single positive growth seen in Q2 2018. Our mobile customer base declined 2.9% year-on-year, but our new commercial offerings helped to stabilize our market share and produced modest positive net customer additions during the quarter. Meanwhile, we continued to grow our 4G customer base, which increased about 40% year- on-year.

Our Home customer relationships increased 7.1% during the quarter, driven by an increase in HFC customer relationships, which had a double digit increase during the quarter. Home ARPU declined slightly, due to retention efforts as a consequence of increased competition in some areas of the country.

Service revenue declined 10.7% impacted by the 9.6% depreciation of the Paraguayan Guarani year-on-year. On an organic basis, service revenue declined by 0.9%, reflecting weaker performance in Mobile partially offset by healthy trends in Cable, which generated mid-single digit organic growth during the quarter. Service revenue benefited from a $5 million one-off favorable adjustment to deferred revenue, which added 3.3 percentage points to organic service revenue growth in the quarter.

EBITDA declined 16.9% in USD terms and 8.5% organically in the quarter reflecting lower revenue and increased commercial activity resulting from the more intense competitive environment. One-offs totaled approximately $2 million and added 3.2 percentage points to organic EBITDA growth in the period. The EBITDA margin remains very healthy 45.8% (45.5% excluding the impact of IFRS16) compared to 48.4% in Q2 2018.

EARNINGS Release Q2 2019

Bolivia

	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Mobile customers (‘000)	3,550	3,541	0.3%	3,550	3,541	0.3%
Home Customer relationships*	467	329	41.9%	467	329	41.9%
Revenue ($ millions)	161	153	5.1%	319	294	8.3%
Organic growth	5.1%	14.9%	(9.8) pt	8.3%	10.4%	(2.1) pt
Service revenue ($ millions)	156	149	5.1%	310	286	8.5%
Organic growth	5.1%	15.7%	(10.6) pt	8.5%	11.1%	(2.6) pt
EBITDA ($ millions)	64	59	8.5%	127	109	17.4%
Organic growth	5.4%	17.5%	(12.1) pt	12.5%	5.9%	6.6 pt
EBITDA margin %	39.8%	38.6%	1.2 pt	40.0%	36.9%	3.1 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Q2 2019, we reached the milestone of surpassing 1 million homes-passed, with a HFC cable network that reaches seven of the country's nine departments. We added 42,000 customer relationships during Q2 2019, our second strongest quarter ever, second only to Q2 2018 which benefited from the World Cup. We ended the quarter with 467,000 customer relationships, up 41.9% year-on-year, whilst customers on our HFC network have increased 70% year-on-year.

In Mobile, competition in prepaid has intensified noticeably since the beginning of the year, and we have reacted in order to protect our market share. As a result, ARPU declined at a high single-digit rate, but we suffered only modest subscriber losses during the quarter. In addition, we saw more encouraging subscriber trends during June.

Service revenue grew 5.1% year-on-year, supported by growth of around 40% in Cable, partially offset by a mid single-digit decline in Mobile. EBITDA rose 8.5% year-on-year, and 5.4% organically, and the margin expanded to 39.8%, (38.7% excluding the impact of IFRS 16) due to operating leverage on the incremental revenue generation.

CENTRAL AMERICA

Guatemala

	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Mobile customers ('000)	10,926	10,652	2.6%	10,926	10,652	2.6%
Home Customer relationships*	499	459	8.8%	499	459	8.8%
Revenue ($ millions)	355	339	4.6%	698	674	3.6%
Organic growth	8.0%	5.6%	2.4pt	7.7%	4.8%	2.9pt
Service revenue ($ millions)	310	298	4.2%	613	594	3.1%
Organic growth	7.6%	6.4%	1.2pt	7.3%	6.0%	1.3pt
EBITDA ($ millions)	188	172	9.6%	378	346	9.3%
Organic growth	6.8%	5.7%	1.1pt	7.1%	7.1%	0.0pt
EBITDA margin %	53.0%	50.6%	2.4pt	54.1%	51.3%	2.8pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Guatemala continued to perform very strongly in Q2 2019. We ended Q2 2019 with 10.9 mobile customers, an increase of 2.6% year-on-year, with postpaid customers up around 10%. In Cable, we continued to focus on upgrading the Cable DX network acquired one year ago in order to improve customer experience and offer faster broadband speeds. This is

EARNINGS Release Q2 2019

beginning to benefit ARPU, which increased by almost 5% sequentially in Q2 2019 compared to Q1 2019. We ended Q2 2019 with 499,000 customer relationships, an increase of 8.8% year-on-year.

Service revenue grew 4.2% in USD terms, impacted by the weaker Guatemalan Quetzal, which was stable during the period but was 3.1% weaker compared to Q2 2018. Excluding the currency impact, organic service revenue growth accelerated to 7.6%, up from 7.0% in Q1 2019. On an organic basis, Mobile grew more than 6%, while Cable service revenue growth was in the low teens.

EBITDA rose 9.6% (6.8% organically), and the margin increased 2.4 percentage points to 53.0% (50.0% excluding the impact of IFRS 16) from 50.6% reported in Q2 2018.

Honduras

	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Mobile customers ('000)	4,624	4,798	(3.6)%	4,624	4,798	(3.6)%
Home Customer relationships* ('000)	170	163	4.6%	170	163	4.6%
Revenue ($ millions)	148	146	1.6%	295	290	1.6%
Organic growth	4.4%	0.3%	4.1 pt	4.7%	0.2%	4.5 pt
Service revenue ($ millions)	138	138	(0.4)%	275	276	(0.3)%
Organic growth	2.4%	0.3%	2.1 pt	2.8%	0.2%	2.6 pt
EBITDA ($ millions)	70	60	15.9%	136	122	11.9%
Organic growth	12.5%	(3.4)%	15.9 pt	8.4%	(2.0)%	10.4 pt
EBITDA margin %	47.1%	41.2%	5.8 pt	46.1%	41.9%	4.2 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Honduras maintained its positive performance with strong growth in EBITDA. In Mobile, we remained focused on expanding our 4G network and on upgrading our customers from 3G to 4G. We also continue to migrate select customers from prepaid to postpaid. As a result, we have been experiencing positive ARPU growth for most of the past year, in local currency terms. In Home, we continue to focus on improving the penetration of our network and on cross-selling to our existing customers. In Q2 2019, customer relationships increased 4.6% year-on-year, while HFC RGUs increased more than 10%.

Service revenue decreased 0.4% year-on-year, as the 2.7% depreciation of the Honduran Lempira offset organic growth of 2.4%. On an organic basis, Mobile sustained positive low-single-digit growth for a third consecutive quarter, while Cable experienced low-teen growth.

EBITDA increased 15.9% (12.5% on an organic basis), and the margin expanded 5.8 percentage points to 47.1% (44.4% excluding the impact of IFRS 16).

EARNINGS Release Q2 2019

Panama

	Q2 2019	H1 2019
Home Customer relationships* ('000)	452	452
Revenue ($ millions)	99	199
Organic growth**	(0.7)%	1.8%
Service revenue ($ millions)	99	199
Organic growth**	(0.7)%	1.8%
EBITDA ($ millions)	47	91
Organic growth**	4.0%	6.0%
EBITDA margin %	47.1%	45.9%

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others. ** Organic growth rates calculated using 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

In Panama, we made significant progress on executing our integration plan, including the identification of cost and capex synergies.

In contrast, revenue growth has slowed due to a decline in B2B caused by a slowdown in new government contracts in the period immediately preceding federal elections. In addition, performance in Q2 2018 was particularly robust in both B2B and Home, which benefited from Panama's participation in the 2018 Soccer World Cup for the first time in the country's history. As a result of these factors, service revenue declined 0.7% year-on-year in Q2.

EBITDA grew 4.0%, and the EBITDA margin reached 47.1% (45.1% excluding the impact of IFRS 16). Year-to-date, capex has declined double-digits year-on-year, such that EBITDA less capex is up more than 50% year-on-year in the first six months of the year, even after excluding the benefit from IFRS 16.

During the quarter, we continued to prepare for the planned acquisition and integration of Telefonica's operations. During June, we received approval from ASEP, the public services regulator, and we remain on track to close the transaction during H2 2019, and possibly as early as Q3, once the remaining approvals are received.

El Salvador

	Q2 2019	Q2 2018	% change	H1 2019	H1 2018	% change
Mobile customers ('000)	2,459	2,637	(6.8)%	2,459	2,637	(6.8)%
Home Customer relationships*	274	282	(2.9)%	274	282	(2.9)%
Revenue ($ millions)	97	103	(6.0)%	193	206	(6.5)%
Organic growth	(6.0)%	(3.0)%	(3.0) pt	(6.5)%	(0.8)%	(5.7) pt
Service revenue	87	94	(7.6)%	175	190	(7.6)%
Organic growth	(7.6)%	(3.6)%	(4.0) pt	(7.6)%	(0.8)%	(6.8) pt
EBITDA ($ millions)	30	32	(5.5)%	65	69	(5.1)%
Organic growth	(14.4)%	(16.8)%	2.4 pt	(14.1)%	(4.4)%	(9.7) pt
EBITDA margin %	30.9%	30.7%	0.2 pt	33.7%	33.3%	0.5 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Although we have now largely addressed our operational challenges in El Salvador, the broader market environment remains difficult, and this continues to impact our financial performance in the country.

EARNINGS Release Q2 2019

In Q2 2019, service revenue declined 7.6% year-on-year, due to weaker performance in the prepaid, compared to the relative stabilization in postpaid and home. The business in general, but particularly Mobile, was impacted by new regulation relating to the rollover of unused data balances and our customer interactions.

EBITDA declined 5.5% year-on-year and 14.4% organically, due to the decline in revenue. The EBITDA margin of 30.9% (28.0%, excluding the impact of IFRS 16) remains well below our aspirations for this business, but we are committed to making the investments needed to improve our long-term revenue growth, margins, and return on capital in the country.

Africa segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q2 19	Q2 18	Q2 19 vs Q2 18
Mobile customers	11,888	12,221	(2.7)%
MFS customers	6,443	6,454	(0.2)%
Mobile ARPU ($)	2.4	2.6	(7.7)%

Following our disposal of Chad in Q2 2019, our Africa segment operations are now comprised of Tanzania, including Zantel. Mobile subscribers declined 598,000 in the quarter and 2.7% year-on-year due to intensifying competitive pressure and our implementation of a stricter customer registration process.

ARPU declined 7.7% (5.5% organically) due in large part to a reduction in regulated interconnection rates. The number of customers that use mobile financial services (MFS) was stable year-on-year at 6.4 million, representing approximately 54% of our Mobile customer base.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights	Q2 2019	Q2 2018[i]	% change	H1 2019	H1 2018[i]	% change
($m, unless otherwise stated)
Revenue	92	96	(4.3)%	186	194	(4.2)%
Organicii growth	(3.0)%	9.2%	(12.2) pt	(1.9)%	8.5%	(10.4) pt
Service revenue	92	96	(4.4)%	186	194	(4.2)%
Organicii growth	(3.0)%	9.1%	(12.1) pt	(1.9)%	8.5%	(10.4) pt
EBITDAiii	17	23	(25.4)%	48	47	0.6%
Organicii growth	(68.4)%	9.9%	(78.3) pt	(35.4)%	7.9%	(43.3) pt
EBITDAiii margin %	18.4%	23.6%	(5.2) pt	25.7%	24.5%	1.2 pt
Capexiii	8	4	79.0%	15	7	99.5%
i)	2018 numbers have been restated to exclude Chad.

ii)	Organic YoY in local currency and constant perimeter to exclude Chad for all periods.

iii)	Organic growth, EBITDA and Capex are non-IFRS measures. See page 22 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Following our disposal in Q2 2019, results from Chad are reported as discontinued operations, and our Africa segment operations now represent only 5.9% of Underlying Revenue and 2.9% of Underlying EBITDA in Q2 2019.

EARNINGS Release Q2 2019

Service revenue declined 4.4% in US dollars and 3.0% organically during Q2 2019 due to the impact of lower interconnection rates on ARPU, partially offset by very strong growth in our smaller B2B unit.

EBITDA declined 25.4% (68.4% organically) year-on-year in Q2 2019 due in large part to one-off charges of $21 million related to a fine, which more than offset the $8.3 million benefit from IFRS 16 and caused EBITDA margin to decline by 5.2 percentage points year-on-year.

EARNINGS Release Q2 2019

Corporate Responsibility highlights – Q2 2019

Corporate Responsibility supports financing of significant environmental and social investments in Latam

On May 15, Millicom issued its first Sustainability Bond, which is listed on the Nasdaq Stockholm Sustainable Bond Market. In accordance with our Sustainability Bond Framework, the funds will support Millicom’s efforts to strengthen its positive impact on society and its customer focus by reducing its climate footprint and increasing digital and financial inclusion in the markets where it operates. With this bond, Millicom continues to innovate, incorporating sustainability into its financing strategy.

Successful completion of GNI Assessment on Freedom of Expression and Privacy practices

Millicom successfully completed its first ever external GNI Assessment on Freedom of Expression (FoE) and Privacy practices. The multi-stakeholder GNI (The Global Network Initiative) Board of Directors determined that Millicom is making good faith efforts to implement the GNI Principles with improvement over time. This determination was based on a report from an expert external assurer which assessed Millicom’s processes, policies, and governance model to safeguard FoE and Privacy of users. This is the first time that telecommunications companies have been assessed as part of the GNI, marking a milestone for both the GNI and Millicom.

Bringing our purpose to life, one datacenter at a time

DatacenterDynamics has awarded Millicom Paraguay with a CEEDA (Certified Energy Efficient Datacenter Award) silver certification. CEEDA recognizes the implementation of energy efficiency best practices in operating data centers. Four other Millicom datacenters are in the process of obtaining this certification in Bolivia, Panama, Honduras and Guatemala. Also this quarter, Colombia and Panama datacenters were awarded a Tier III Gold Certification of Operational Sustainability by Uptime Institute. As part of Millicom’s commitment to environmental stewardship, we strive to use resources efficiently, and to reduce our environmental footprint while managing our operational costs.

Millicom’s Child Rights program is now a regional one

An intensive program agenda enabled the transfer of capacity, resources and best practices from Tigo Colombia´s Child Online Protection (COP) program to other operations and the creation of a regional program named “Conectate Segur@” (Connect Safely). The program is being rolled out in all our operations in cooperation with local partners and our volunteer force to train children and adolescents on the safe, responsible, creative and productive use of the internet. With this effort we are consolidating our strategy, which has evolved and matured over the past 4 years, and homogenizing the metrics by which we are monitoring and measuring the impact of our actions on education on COP.

Health, safety, security and environment

We have started integrating and reviewing Cable Onda’s health, safety and security processes against Millicom’s core HS&E Management System with the intention to include them in the 2019 ISO external auditing process later in the year. Millicom engaged in its 7th annual International Health & Safety Week with attendees representing all departments across the group and, like previous years, engaged with sharing our health, safety and wellbeing approach and practices to our vast community of internal stakeholders. Our security department continues its focus on the management and control of contracted and managed services. Unfortunately, we recorded a fatality of an outsourced engineer, bringing the total amount of fatalities to 3 this year.

Compliance and anti-corruption program

While continuing to foster a strong, living ethics business culture, during the second quarter of 2019 we launched a refresher e-training on the Company’s Code of Conduct and Anti-Corruption program. These courses require company employees to submit the Annual Conflict of Interest Declaration, as well as read, understand and acknowledge the Company’s compliance policies. This e-training contains interactive modules related to Hospitalities, Sponsorships & Donations, as well as Conflicts of Interest. Accompanying our Company’s growth in Latin America, we have also continued integrating our Ethics & Compliance program and related infrastructure in the new acquired entities.

EARNINGS Release Q2 2019

Conference call details

A presentation and conference call to discuss these results will take place on July 19th 2019 at 2:00 PM (Luxembourg/ Stockholm) / 1:00 PM (London) / 8:00 AM (New York). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Luxembourg:	+352 2786 0515	US:	+1 866 966-1396
Sweden:	+46 (0)8 5069 2180	UK:	+44 (0) 844 571 8892

The access code is: 5385459

A live audio stream, presentation slides, and replay information can be accessed at www.millicom.com.

Financial calendar
2019

October 23	Q3 results
October 24	Q3 results conference call

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 (786) 628-5270 investors@millicom.com
Sarah Inmon, Investor Relations Manager +1 (786) 628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 50 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

EARNINGS Release Q2 2019

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. This includes, but is not limited to, Millicom’s expectation and ability to pay semi-annual cash dividends on its common stock in the future, subject to the determination by the Board of Directors, and based on an evaluation of company earnings, financial condition and requirements, business conditions, capital allocation determinations and other factors, risks and uncertainties. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	Global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	Telecommunications usage levels, including traffic and customer growth;

•	Competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	Legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	Adverse legal or regulatory disputes or proceedings;

•	The success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	The level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	Relationships with key suppliers and costs of handsets and other equipment;

•	Our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	Technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	The capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	Other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

EARNINGS Release Q2 2019

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures.

The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after leases is EBITDA after lease depreciation and lease interest expenses related to the adoption of IFRS 16.

Underlying measures, such as Service revenue, EBITDA and Net debt, include Guatemala and Honduras as if fully consolidated.

Proportionate EBITDA is the sum of EBITDA after leases in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less unallocated costs and inter-company eliminations.

Organic growth represents year-on year-growth excluding the impact of changes in FX rates, perimeter, and accounting.

Net debt is Gross debt including lease liabilities less cash and pledged and term deposits.

Net debt excluding leases is Net debt excluding lease liabilities related to the adoption of IFRS 16.

Proportionate net debt is the sum of the Net debt excluding leases in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Net debt to EBITDA is the ratio of Net debt excluding leases over LTM (last twelve month) EBITDA after leases.

Proportionate net debt to EBITDA is the ratio of proportionate net debt excluding leases over LTM proportionate EBITDA after leases.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and finance lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Please refer to our 2018 Annual Report for a complete list of non-IFRS measures and their descriptions.

EARNINGS Release Q2 2019

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam and Africa segmentsi

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
A- Current period	1,461	1,384	1,358	1,280	584	514	360	304
B- Prior year period	1,384	1,345	1,280	1,251	514	491	304	281
C- Reported growth (A/B)	5.6%	2.9%	6.1%	2.3%	13.8%	5.0%	18.5%	8.3%
D- Accounting change impact	—	(1.8)%	0.0%	(3.6)%	6.9%	0.5%	11.2%	0.9%
E- Change in Perimeter impact	9.8%	—	10.6%	—	10.4%	—	8.9%	—
F- FX impact	(6.2)%	0.4%	(6.4)%	0.4%	(5.1)%	—	(7.9)%	—
G- Organic Growth (C-D-E-F)	2.1%	4.3%	2.0%	5.5%	1.5%	4.4%	6.4%	7.4%

Latam Segment ($ millions)	Revenue		Service Revenue		EBITDA		OCF
	H1 2019	H1 2018	H1 2019	H1 2018	H1 2019	H1 2018	H1 2019	H1 2018
A- Current period	2,887	2,736	2,689	2,538	1,176	1,028	784	667
B- Prior year period	2,736	2,674	2,538	2,497	1,028	996	667	654
C- Reported growth (A/B)	5.5%	2.3%	6.0%	1.7%	14.4%	3.2%	17.5%	2.5%
D- Accounting change impact	—	(1.8)%	0.0%	(3.5)%	7.3%	0.2%	10.9%	0.3%
E- Change in Perimeter impact	8.4%	—	9.1%	—	8.8%	—	6.7%	—
F- FX impact	(5.9)%	0.4%	(5.9)%	0.5%	(5.5)%	0.1%	(7.0)%	0.7%
G- Organic Growth (C-D-E-F)	2.9%	3.7%	2.8%	4.7%	3.0%	2.9%	6.9%	1.5%

Africa Segment ($ millions)	Revenue		Service Revenue		EBITDA
	Q2 2019	Q2 2018	Q2 2019	Q2 2018	Q2 2019	Q2 2018
A- Current period	92	96	92	96	17	23
B- Prior year period	96	90	96	90	23	21
C- Reported growth (A/B)	(4.3)%	6.8%	(4.3)%	6.8%	(25.3)%	7.8%
D- Accounting change impact	—	—	—	(0.2)%	29.9%	(0.3)%
E- Change in Perimeter impact	0.0%	—	0.0%	0.0%	0.0%	0.0%
F- FX impact	(1.3)%	(2.1)%	(1.3)%	(2.1)%	13.1%	(1.8)%
G- Organic Growth (C-D-E-F)	(3.0)%	9.2%	(3.0)%	9.1%	(68.4)%	9.9%

i Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

EARNINGS Release Q2 2019

Africa Segment ($ millions)	Revenue		Service Revenue		EBITDA
	H1 2019	H1 2018	H1 2019	H1 2018	H1 2019	H1 2018
A- Current period	186	194	186	194	53	57
B- Prior year period	194	182	194	182	57	54
C- Reported growth (A/B)	(4.2)%	6.6%	(4.2)%	6.6%	(8.2)%	7.2%
D- Accounting change impact	—	(0.1)%	—%	(0.1)%	28.9%	(0.1)%
E- Change in Perimeter impact	—	—	—	—	—	—
F- FX impact	(2.3)%	(1.8)%	(2.3)%	(1.8)%	(1.6)%	(0.7)%
G- Organic Growth (C-D-E-F)	(1.9)%	8.5%	(1.9)%	8.5%	(35.4)%	7.9%

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service revenue	Q2 2019	Q2 2018	Organic	FX	IFRS 16	Perimeter	Reported
Guatemala	310	298	7.6%	(3.4)%	—	—	4.2%
Colombia	355	405	0.6%	(12.9)%	—	—	(12.3)%
Paraguay	142	159	(0.9)%	(9.7)%	—	—	(10.7)%
Honduras	138	138	2.4%	(2.8)%	—	—	(0.4)%
Bolivia	156	149	5.1%	—	—	—	5.1%
Panama	99	—	(0.7)%	—	—	NM	(0.7)%
El Salvador	87	94	(7.6)%	—	—	—	(7.6)%
Others	71	37	NM	NM	NM	NM	NM
Latam*	1,358	1,280	2.0%	(6.4)%	—	10.6%	6.1%

* Perimeter impact on Latam segment reflects acquisition of Cable Onda and using service revenue as reported by the company to the Panama Stock Exchange.

EBITDA	Q2 2019	Q2 2018	Organic	FX	IFRS 16	Perimeter	Reported
Guatemala	188	172	6.8%	(3.4)%	6.1%	—	9.6%
Colombia	121	127	(1.9)%	(12.5)%	10.3%	—	(4.1)%
Paraguay	69	83	(8.5)%	(0.1)%	0.6%	—	(16.9)%
Honduras	70	60	12.5%	(0.1)%	6.5%	—	15.9%
Bolivia	64	59	5.4%	—	3.1%	—	8.5%
Panama	47	—	4.0%	—	—	NM	4.0%
El Salvador	30	32	(14.4)%	—	8.9%	—	(5.5)%
Others & eliminations	0	0	NM	NM	NM	NM	NM

Latam*	584	514	1.5%	(5.1)%	6.9%	10.4%	13.8%

* Perimeter impact on Latam segment reflects acquisition of Cable Onda and using service revenue as reported by the company to the Panama Stock Exchange.

EARNINGS Release Q2 2019

Summary of one-offs in Q2 2019 ($ millions)	Revenue	EBITDA	Comment

Colombia	—	(4)	Mostly due to a legal case

Paraguay	5	2	Deferred revenue adjustment, partially offset by smaller items

Latam	5	(2)

Africa	—	(21)	Regulatory fine

Corporate	—	(16)	Acquisition and integration costs

Total	5	(39)

EARNINGS Release Q2 2019

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q2 19	Q1 19	QoQ	Q2 18	YoY	Q2 19	Q1 19	QoQ	Q2 18	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,247	3,165	(2.5)%	2,849	(12.2)%	3,206	3,175	(1.0)%	2,931	(8.6)%
Costa Rica	CRC	591	607	2.7%	566	(4.2)%	580	599	3.3%	567	(2.3)%
Guatemala	GTQ	7.69	7.72	0.4%	7.45	(3.1)%	7.71	7.68	(0.4)%	7.49	(2.8)%
Honduras	HNL	24.55	24.47	(0.3)%	23.88	(2.7)%	24.59	24.52	(0.3)%	24.07	(2.1)%
Paraguay	PYG	6,233	6,071	(2.6)%	5,635	(9.6)%	6,190	6,181	(0.1)%	5,703	(7.9)%
Chad	XAF	588	589	0.2%	565	(3.9)%	577	601	4.2%	571	(1.0)%
Ghana	GHS	5.32	5.10	(4.1)%	4.50	(15.3)%	5.45	5.35	(1.8)%	4.78	(12.3)%
Tanzania	TZS	2,304	2,318	0.6%	2,271	(1.4)%	2,301	2,311	0.4%	2,276	(1.1)%

EBITDA after leases reconciliation

	Q2 19	Q2 18	H1 19	H1 18
Underlying EBITDA	582	542	1,198	1,084
Underlying RoU depreciation	(43)	—	(73)	—
Underlying lease interest expense	(24)	—	(47)	—
Underlying EBITDA after leases	515	542	1,079	1,084

Reconciliation Net debt to EBITDA to Proportionate net debt to EBITDA as of June 30, 2019

Debt Information	Underlying				Proportionate
$ millions	Gross debt*	Net debt	Leverage**	Ownership	Gross debt*	Net debt	Leverage**
Bolivia	305	266	1.09x	100%	305	266	1.09x
Colombia	1,031	902	1.91x	50%	515	451	1.91x
Costa Rica	148	139	2.76x	100%	148	139	2.76x
El Salvador	294	270	2.22x	100%	294	270	2.22x
Guatemala	929	661	0.95x	55%	511	364	0.95x
Honduras	374	359	1.31x	67%	249	239	1.31x
Panama	262	242	1.38x	80%	210	194	1.38x
Paraguay	550	446	1.47x	100%	550	446	1.47x
Nicaragua	7	(12)	NM	100%	7	(12)	-0.13x
Latam	3,901	3,272	1.35x	—	2,790	2,357	1.35x
Africa	169	143	1.49x	—	282	139	1.47x
Corporate	2,623	2,153	—	100%	2,623	2,153	—
Total Debt	6,693	5,568	2.43x	—	5,577	4,648	2.88x
IFRS 16 Leases	919	919	—	—	667	667	—
Total Debt, including IFRS 16 leases	7,612	6,487	—	—	6,244	5,315	—

* Gross debt excluding leases related to IFRS 16. ** Leverage defined as net debt to last-twelve-month (LTM) EBITDA. IFRS 16 Adjusted Leverage excludes leases related to IFRS 16 adoption, while LTM EBITDA is after leases.

EARNINGS Release Q2 2019

Debt maturity profile

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	>2029
International Bonds	—	—	—	—	—	1,013	500	500	300	500	750
Floating MIC S.A. Sustainability Bond Due 2024	—	—	—	—	—	213	—	—	—	—	—
6.875% Comcel USD 800mm Bond Due 2024	—	—	—	—	—	800	—	—	—	—	—
6.000% MIC S.A. USD 500mm Bond Due 2025	—	—	—	—	—	—	500	—	—	—	—
6.625% MIC S.A. USD 500mm Bond Due 2026	—	—	—	—	—	—	—	500	—	—	—
5.875% Telecel USD 300mm Bond Due 2027	—	—	—	—	—	—	—	—	300	—	—
5.125% MIC S.A. USD 500mm Bond Due 2028	—	—	—	—	—	—	—	—	—	500
6.250% MIC S.A. USD 750mm Bond Due 2029	—	—	—	—	—	—	—	—	—	—	750
Local Bonds (Colombia & Bolivia)	112	39	38	40	83	89	180	86	(2)	(6)	43
Bank and DFI	200	232	227	308	366	210	287	15	117	41	75
Total	313	271	265	347	449	1,312	967	600	415	535	868

EARNINGS Release Q2 2019

Fully consolidated P&L reconciliation for IFRS 16 implementation (unaudited)

($millions)	Q2 2019	IFRS16 Impact	Q2 2019 before IFRS 16	Q2 2018	% change

Revenue	1,054	—	1,054	1,000	5.4%
Cost of sales	(298)	—	(298)	(291)	2.4%
Gross profit	757	—	757	710	6.7%
Operating expenses	(424)	33	(457)	(391)	16.8%
EBITDA	333	33	300	319	(5.8)%
Depreciation	(209)	(32)	(177)	(168)	5.3%
Amortization	(62)	—	(62)	(35)	NM
Share of profit in Guatemala and Honduras	46	(2)	47	27	76.7%
Other operating income (expenses), net	3	(1)	4	25	(83.8)%
Operating profit	110	(3)	113	168	(32.9)%
Net financial expenses	(128)	(16)	(112)	(83)	34.3%
Other non-operating income (expenses), net	33	—	33	(6)	NM
Gains (losses) from other JVs and associates, net	(18)	—	(18)	(48)	(62.0)%
Profit (loss) before tax	(3)	(20)	17	31	(46.2)%
Net tax credit (charge)	(24)	—	(24)	(35)	(32.2)%
Profit (loss) for the period from continuing ops.	(27)	(20)	(7)	(4)	73.5%
Non-controlling interests	8	4	4	6	(20.7)%
Profit (loss) from discontinued operations	64	—	64	(3)	NM
Net profit (loss) for the period	46	(16)	62	(1)	NM

($millions)	H1 2019	IFRS16 Impact	H1 2019 before IFRS 16	H1 2018	% change

Revenue	2,089	—	2,089	1,976	5.7%
Cost of sales	(589)	—	(589)	(559)	5.3%
Gross profit	1,500	—	1,500	1,417	5.9%
Operating expenses	(798)	68	(866)	(783)	10.5%
EBITDA	703	68	634	634	0.1%
Depreciation	(405)	(51)	(354)	(332)	6.6%
Amortization	(122)	—	(122)	(70)	74.9%
Share of net profit in Guatemala and Honduras	90	(3)	93	65	42.9%
Other operating income (expenses), net	8	(1)	9	27	(64.8)%
Operating profit	274	13	261	324	(19.4)%
Net financial expenses	(264)	(32)	(232)	(164)	41.4%
Other non-operating income (expenses), net	45	—	45	21	113.2%
Gains (losses) from other JVs and associates, net	(15)	—	(15)	(68)	(78.1)%
Profit (loss) before tax	40	(20)	60	113	(47.1)%
Net tax credit (charge)	(42)	(1)	(42)	(67)	(37.7)%
Profit (loss) for the period from continuing ops.	(2)	(20)	18	46	(60.6)%
Non-controlling interests	(2)	3	(5)	1	NM
Profit (loss) from discontinued operations	64	—	64	(32)	NM
Net profit (loss) for the period	60	(18)	78	16	NM

EARNINGS Release Q2 2019

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q2 19	Q2 18	H1 19	H1 18
Net cash provided by operating activities	176	188	323	355
Purchase of property, plant and equipment	(179)	(141)	(349)	(292)
Proceeds from sale of property, plant and equipment	3	40	12	52
(Less) Proceeds from sale of towers part of tower sale and leaseback transactions	(5)	(39)	(13)	(50)
Purchase of intangible assets and licenses	(24)	(28)	(103)	(133)
Proceeds from sale of intangible assets	—	—	—	—
(Less) Purchase of spectrum and licenses	4	4	11	52
(Less) Finance charges paid, net	126	56	221	143
Operating free cash flow	101	79	102	127

Capex Reconciliation

Capex Reconciliation	Q2 19	Q2 18	H1 19	H1 18
Consolidated:
Additions to property, plant and equipment	173	164	286	273
Of which finance lease capitalizations from tower sale and leaseback transactions	—	11	—	15
Additions to licenses and other intangibles	62	23	89	87
Of which spectrum and license costs	48	1	49	52
Total consolidated additions	235	187	374	360
Of which is capital expenditures related to the corporate offices	3	1	4	2

Latin America Segment	Q2 19	Q2 18	H1 19	H1 18
Additions to property, plant and equipment	207	190	344	323
Of which finance lease capitalizations from tower sale and leaseback transactions	—	8	—	12
Additions to licenses and other intangibles	65	29	96	101
Of which spectrum and license costs	48	1	48	52
Latin America Segment total additions (Underlying)	272	219	440	424
Capex excluding spectrum and finance lease capitalizations	223	209	392	361

Africa Segment	Q2 19	Q2 18	H1 19	H1 18
Additions to property, plant and equipment	8	4	15	7
Of which finance lease capitalizations from tower sale and leaseback transactions	—	—	—	—
Additions to licenses and other intangibles	—	—	—	—
Of which spectrum and license costs	—	—	—	—
Africa Segment total additions	8	4	15	7
Capex excluding spectrum and finance lease capitalizations	8	4	15	7

EARNINGS Release Q2 2019

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q2 19	Q2 18	H1 19	H1 18
Latam EBITDA	584	514	1,176	1,028
(-) Capex (Ex. Spectrum)	224	209	392	361
Latam OCF	360	304	784	667

Africa OCF	Q2 19	Q2 18	H1 19	H1 18
Africa EBITDA	17	23	48	47
(-) Capex (Ex. Spectrum)	8	4	15	12
Africa OCF	9	18	33	36

Guatemala and Honduras Financial Statement data (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q2 2019	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,054	499	—	1,553
Cost of sales	(298)	(111)	—	(408)
Gross profit	757	388	—	1,145
Operating expenses	(424)	(139)	—	(563)
EBITDA	333	249	—	582
EBITDA margin	31.6%	49.9%	—	37.4%
Depreciation & amortization	(271)	(112)	—	(383)
Share of net profit in joint ventures	46	—	(46)	—
Other operating income (expenses), net	3	(2)	—	1
Operating profit	110	135	(46)	199
Net financial expenses	(128)	(28)	—	(156)
Other non-operating income (expenses), net	33	(1)	—	32
Gains (losses) from associates	(18)	—	—	(18)
Profit (loss) before tax	(3)	106	(46)	57
Net tax credit (charge)	(24)	(22)	—	(47)
Profit (loss) for the period	(27)	84	(46)	11
Profit (loss) from discontinued operations	64	—	—	64
Non-controlling interests	8	(38)	—	(29)
Net profit (loss) for the period	46	46	(46)	46

EARNINGS Release Q2 2019
Income statement data H1 2019	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	2,089	983	—	3,073
Cost of sales	(589)	(218)	—	(807)
Gross profit	1,500	766	—	2,266
Operating expenses	(798)	(270)	—	(1,067)
EBITDA	703	496	—	1,198
EBITDA margin	33.6%	50.4%	—	39.0%
Depreciation & amortization	(527)	(221)	—	(748)
Share of net profit in joint ventures	90	—	(90)	—
Other operating income (expenses), net	8	(4)	—	4
Operating profit	274	271	(90)	455
Net financial expenses	(264)	(56)	—	(320)
Other non-operating income (expenses), net	45	(2)	—	44
Gains (losses) from associates	(15)	—	—	(15)
Profit (loss) before tax	40	214	(90)	164
Net tax credit (charge)	(42)	(49)	—	(91)
Profit (loss) for the period	(2)	165	(90)	73
Profit (loss) from discontinued operations	64	—	—	64
Non-controlling interests	(2)	(75)	—	(77)
Net profit (loss) for the period	60	90	(90)	60

EARNINGS Release Q2 2019

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
ASSETS
Intangible assets, net	2,687	2,864	5,551
Property, plant and equipment, net	2,680	930	3,610
Right of Use Assets	872	328	1,200
Investments in joint ventures and associates	3,051	(2,920)	131
Other non-current assets	313	97	410
TOTAL NON-CURRENT ASSETS	9,602	1,300	10,903
Inventories, net	50	25	75
Trade receivables, net	367	72	438
Other current assets	663	470	1,133
Restricted cash	146	13	159
Cash and cash equivalents	840	281	1,122
TOTAL CURRENT ASSETS	2,065	861	2,926
Assets held for sale	8	—	8
TOTAL ASSETS	11,676	2,161	13,837

EQUITY AND LIABILITIES	2,343	(41)	2,302
Equity attributable to owners of the Company	252	679	931
Non-controlling interests	2,595	638	3,233
TOTAL EQUITY	2,595	638	3,233
Debt and financing	5,621	1,436	7,057
Other non-current liabilities	830	(87)	743
TOTAL NON-CURRENT LIABILITIES	6,451	1,349	7,800
Debt and financing	360	195	555
Other current liabilities	2,270	(21)	2,248
TOTAL CURRENT LIABILITIES	2,630	174	2,804
Liabilities directly associated with assets held for sale	—	—	—
TOTAL LIABILITIES	9,081	1,523	10,604
TOTAL EQUITY AND LIABILITIES	11,676	2,161	13,837

EARNINGS Release Q2 2019

Cash Flow Data - Q2 2019	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	40	123	164
Profit (loss) for the period from discontinued operations	66	—	66
Profit (loss) before taxes	106	123	230
Net cash provided by operating activities (incl. discontinued ops)	323	395	718
Net cash used in investing activities (incl. discontinued ops)	(646)	(248)	(894)
Net cash from (used by) financing activities (incl. discontinued ops)	646	(107)	538
Exchange impact on cash and cash equivalents, net	—	—	—
Net (decrease) increase in cash and cash equivalents	322	40	363
Cash and cash equivalents at the beginning of the period	528	241	769
Effect of cash in disposal group held for Sale	(9)	—	(9)
Cash and cash equivalents at the end of the period	840	281	1,122

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:05 CET on July 18, 2019.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and six-month periods ended June 30, 2019

July 18, 2019

Unaudited interim condensed consolidated statements of income for the three and six-month periods ended June 30, 2019

		Six months	Six months	Three months	Three months
		ended June 30,	ended June 30,	ended June 30,	ended June 30,
		2019	2018 (i)	2019	2018 (i)
$ millions	Notes
Revenue	5	2,089	1,976	1,054	1,000
Cost of sales		(589)	(559)	(298)	(291)
Gross profit		1,500	1,417	757	710
Operating expenses	2	(798)	(783)	(424)	(391)
Depreciation	2	(405)	(332)	(209)	(168)
Amortization		(122)	(70)	(62)	(35)
Share of profit in the joint ventures in Guatemala and Honduras	14	90	65	46	27

Other operating income (expenses), net		8	27	3	25
Operating profit	5	274	324	110	168
Interest and other financial expenses	2, 10	(272)	(172)	(132)	(88)
Interest and other financial income		8	8	4	5
Other non-operating (expenses) income, net	6	45	21	33	(6)
Profit (loss) from other joint ventures and associates, net		(15)	(68)	(18)	(48)

Profit (loss) before taxes from continuing		40	113	(3)	31
operations
Charge for taxes, net		(42)	(67)	(24)	(35)
Profit before taxes from continuing operations		(2)	46	(27)	(4)
Profit (loss) for the period from discontinued operations	4	64	(32)	64	(3)
Net profit for the period		62	15	37	(7)

Attributable to :
Owners of the Company		60	16	46	(1)
Non-controlling interests		2	(1)	(8)	(6)

Earnings per common share for net profit
attributable to the owners of the Company:
Basic ($)	7	0.59	0.16	0.45	(0.01)
Diluted ($)	7	0.59	0.16	0.45	(0.01)

(i) Re-presented for IFRS 15 assessment of wholesale carrier business as agent not principal (see note 2). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 2

Unaudited interim condensed consolidated statements of comprehensive income for the three and six-month periods ended June 30, 2019

$ millions Net profit (loss) for the period	Six months	Six months	Three months	Three months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2019	2018 (i)	2019	2018 (i)
	62	15	37	(7)

Other comprehensive income (to be reclassified to income statement in subsequent periods), net of tax:
Exchange differences on translating foreign operations	14	11	7	(62)
Cash flow hedges	(11)	—	(10)	1
Total comprehensive income for the period	65	25	34	(69)

Attributable to
Owners of the Company	62	24	45	(54)
Non-controlling interests	4	2	(10)	(13)

Total comprehensive income for the period arises from:
Continuing operations	1	32	(38)	(64)
Discontinued operations	64	(7)	72	(5)

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 3

Unaudited interim condensed consolidated statement of financial position as at June 30, 2019

		June 30,	December
$ millions	Notes	2019	31, 2018 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	2,687	2,374
Property, plant and equipment, net	8	2,680	3,041
Right of use assets	2	872	—
Investments in joint ventures	14	2,929	2,867
Investments in associates	15	122	169
Contract costs, net		5	4
Deferred tax assets		210	202
Other non-current assets	12	98	126
TOTAL NON-CURRENT ASSETS		9,602	8,784

CURRENT ASSETS
Inventories		50	39
Trade receivables, net		367	343
Contract assets, net		40	37
Amounts due from non-controlling interests, associates and joint ventures	12	29	34
Prepayments and accrued income		186	129
Current income tax assets		87	108
Supplier advances for capital expenditure		31	25
Equity investment	15	128	—
Other current assets		162	127
Restricted cash		146	158
Cash and cash equivalents		840	528
TOTAL CURRENT ASSETS		2,065	1,529
Assets held for sale		8	3
TOTAL ASSETS		11,676	10,316

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 4

Unaudited interim condensed consolidated statement of financial position as at June 30, 2019 (continued)

		June 30,	December
$ millions	Notes	2019	31, 2018 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		633	635
Treasury shares		(54)	(81)
Other reserves		(545)	(538)
Retained profits		2,250	2,535
Profit (loss) for the period/year attributable to equity holders		60	(10)
Equity attributable to owners of the Company		2,343	2,542
Non controlling interests		252	249
TOTAL EQUITY		2,595	2,790
LIABILITIES
Non current liabilities
Debt and financing	10	4,777	4,123
Lease liabilities	2	844	—
Amounts due to non-controlling interests, associates and joint ventures	12	226	135
Provisions and other non-current liabilities		368	350
Derivative financial instruments	13	11	1
Deferred tax liabilities		225	233
Total non-current liabilities		6,451	4,841

Current liabilities
Debt and financing	10	262	458
Lease liabilities	2	98	—
Put option liability	3	253	239
Payables and accruals for capital expenditure		239	335
Other trade payables		255	282
Amounts due to non-controlling interests, associates and joint ventures	12	346	348
Accrued interest and other expenses		459	383
Current income tax liabilities		47	58
Contract liabilities		80	87
Dividend payable		134	—
Provisions and other current liabilities		457	494
Total current liabilities		2,630	2,684
TOTAL LIABILITIES		9,081	7,526
TOTAL EQUITY AND LIABILITIES		11,676	10,316

(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 5

Unaudited interim condensed consolidated statement of cash flows for the six- month period ended June 30, 2019

		June 30,	June 30,
$ millions	Notes	2019	2018 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		40	113
Profit (loss) before taxes from discontinued operations	4	66	(29)
Profit before taxes		106	85
Adjustments to reconcile to net cash:
Interest and other financial expenses		273	175
Interest and other financial income		(8)	(8)
Adjustments for non-cash items:
Depreciation and amortization	5	538	416
(Profit) loss from other joint ventures and associates,net		15	68
Loss (gain) on disposal and impairment of assets, net	4	(82)	11
Share based compensation		14	10
Share of profit in Guatemala and Honduras joint ventures		(90)	(65)
Other non-cash non-operating (income) expenses, net		(45)	(20)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets,net		(141)	(131)
(Increase) decrease in inventories		(8)	(6)
Increase (decrease) in trade and other payables, net		19	25
Changes in contract assets, liabilities and costs, net		3	(4)
Total changes in working capital		(128)	(115)
Interest (paid)		(227)	(153)
Interest received		6	10
Taxes (paid)	5	(49)	(57)
Net cash provided by operating activities		323	355
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(430)	—
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	110	177
Purchase of intangible assets and licenses	9	(103)	(133)
Purchase of property, plant and equipment	8	(349)	(292)
Proceeds from sale of property, plant and equipment	8	12	52
Dividends received from joint ventures	14	105	94
Settlement of financial derivative instruments	13	—	(63)
Cash (used in) provided by other investing activities, net		9	11
Net cash used in investing activities		(646)	(154)

 6

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and financing	10	1,646	286
Repayment of debt and financing	10	(855)	(239)
Dividends paid to non-controlling interests		(12)	(1)
Dividends paid to owners of the Company		(133)	(133)
Net cash provided by (used in) financing activities		646	(88)
Exchange impact on cash and cash equivalents at the beginning of the period		—	(4)
Net (decrease) increase in cash and cash equivalents		322	110
Cash and cash equivalents at the beginning of the period		528	619
Effect of cash in disposal group held for sale	4	(9)	6
Cash and cash equivalents at the end of the period		840	735
(i) Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 7

Unaudited interim condensed consolidated statements of changes in equity for the periods ended June 30, 2019 and June 30, 2018

		Number
		of
		shares
	Number	held by
	of	the				Retained			Non-
	shares	Group	Share	Share	Treasury	profits	Other		controlling	Total
$ millions	(000’s)	(000’s)	capital	premium	shares	(i)	reserves	Total	interests	equity
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(470)	3,096	185	3,282
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax)	—	—	—	—	—	10	—	10	(4)	6
Total comprehensive income for the period	—	—	—	—	—	16	8	24	2	25
Dividends (ii)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(65)	—	—	(6)	—	—	(6)	—	(6)
Share based compensation	—	—	—	—	—	—	12	12	—	12
Issuance of shares under share- based payment schemes	—	334	—	(2)	29	(5)	(21)	1	—	1
Balance on June 30, 2018	101,739	(926)	153	483	(82)	2,792	(474)	2,871	181	3,052
Balance on December 31, 2018	101,739	(913)	153	482	(81)	2,525	(538)	2,542	249	2,790
Total comprehensive income for the period	—	—	—	—	—	61	1	62	4	65
Dividends (iii)	—	—	—	—	—	(268)	—	(268)	—	(268)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(108)	—	—	(10)	3	—	(7)	—	(7)
Share based compensation	—	—	—	—	—	—	14	14	—	15
Issuance of shares under share-based payment schemes	—	405	—	(2)	36	(11)	(22)	1	—	1
Balance on June 30, 2019	101,739	(616)	153	481	(54)	2,310	(545)	2,343	252	2,595

(i)       Retained profits — includes profit attributable to equity holders, of which at June 30, 2019, $326 million (2018: $324 million) are not distributable to equity holders.

(ii)       Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and paid in equal portions in May 2018 and November 2018.

(iii)       Dividends - A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders on May 2, 2019. Half of this dividend has been paid during Q2 2019. The second half will be paid in November 2019.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

 8

Notes to the unaudited interim condensed consolidated statements

1.	ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-TV in Latin America and Africa.

On July 18, 2019, the Board of Directors authorized these interim condensed consolidated financial statements for issuance.

2.	SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2018 consolidated financial statements, except for the changes described below.

Adjustments related to "principal vs agent" under IFRS 15 considerations for the wholesale carrier business

In Q3 2018, the Group reconsidered the accounting under IFRS 15 "Revenue from Contracts with Customers" (adopted as of January 1, 2018), of its wholesale carrier business to recognize 2018 revenue on a net basis as an agent rather than as a principal under the modified retrospective transition method. Therefore the statements of income for the six-month and three-month periods ended June 30, 2018 have been re-presented compared to last year's published results to net revenue and cost of sales by $57 million and $28 million, respectively, with no impact on gross profit and cash flows, and impact on the Latin America segment only.

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Group:

•	IFRS 16 "Leases". The Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

On adoption, an additional lease liability of $536 million has been recognized and the application of the new standard decreased operating expenses by $33 million and $68 million, respectively, as compared to what our results would have been if we had continued to follow IAS 17 for the three and six months ended June 30, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affects the Group’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

•	The following new or amended standards became applicable for the current reporting period and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments.

◦	Amendments to IFRS 9 "Financial instruments" on prepayment features with negative compensation.

◦	IFRIC 23 "Uncertainty over Income Tax Treatments" clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments.

◦	Amendments to IAS 19 "Employee benefits" on plan amendment, curtailment or settlement.

◦	Amendments to IAS 28 "Investments in associates" on long term interests in associates and joint ventures.

◦	Annual improvements 2015-2017

The following changes to standards, which are not expected to materially affect the Group, will be effective from January 1, 2020:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

 9

2.	SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’. These amendments have not yet been endorsed by the EU.

Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 "Leases" on the Group’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the statement of financial position immediately before the date of initial application. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 12.7%. Each lease commitment was individually discounted using a specific incremental borrowing rate, following a build-up approach including: risk-free rates, industry risk, country risk, credit risk at cash generating unit level, currency risk and commitment’s maturity.

For leases previously classified as finance leases Millicom recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

$ millions	2019
Operating lease commitments disclosed as at December 31, 2018	801
(Plus): Non lease components obligations	57
(Less): Short term leases recognized on a straight line basis as an expense	(3)
(Less): Low value leases recognized on a straight line basis as an expense	(2)
(Less): Contract included in the lease commitments but with starting date in 2019 and not part of the IFRS 16 opening balances	(17)
(Plus/Less): Other	(13)
Gross lease liabilities	823
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(287)
Incremental lease liabilities recognized at January 1, 2019	536
(Plus): Finance lease liabilities recognized at December 31, 2018	353
Lease liabilities recognized at January 1, 2019	889
Of which are:
Current lease liabilities	95
Non-current lease liabilities	794

 10

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION

$ millions	As at January 1,	Effect of	As at January 1,	Reason
	2019 before	adoption of	2019 after	for the
	application	IFRS 16	application	change
ASSETS
Property, plant and equipment, net	3,041	(306)	2,736	(i)
Right-of-use asset (non-current) NEW	—	846	846	(ii)
Prepayments	129	(6)	123	(iii)
LIABILITIES
Lease liabilities (non-current) NEW	—	794	794	(iv)
Debt and other financing (non-current)	4,123	(337)	3,786	(v)
Lease liabilities (current) NEW	—	95	95	(iv)
Debt and other financing (current)	458	(16)	442	(v)
Other current liabilities	494	(2)	492	(vi)

(i)	Transfer of previously capitalized assets under finance leases to Right-of-Use assets.

(ii)	Initial recognition of Right-of-Use assets, transfer of previously recognized finance leases and of lease prepayments being part of the Right-of-Use asset cost at transition.

(iii)	Transfer of lease prepayments being part of the Right-of-Use asset cost at transition.

(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.

(v)	Transfer of previously recognized finance lease liabilities to new Lease liabilities accounts.

(vi)	Reclassification of provisions for onerous contracts to Right-of-Use assets.

The application of IFRS 16 also impacts classifications within the statement of cash flows, segment information and EPS for the period starting from January 1, 2019. Its application had nevertheless no significant impact on the Group's retained profits.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

◦	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

◦	reliance on previous assessments on whether leases are onerous

◦	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

◦	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

◦	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Leases accounting policy applied from January 1, 2019 are as follows:

The Group leases various lands, sites, towers (including those related to towers sold and leased back), offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

 11

2.	SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

◦	fixed payments (including in-substance fixed payments), less any lease incentives receivable

◦	variable lease payment that are based on an index or a rate

◦	amounts expected to be payable by the lessee under residual value guarantees

◦	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

◦	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

◦	the amount of the initial measurement of lease liability

◦	any lease payments made at or before the commencement date less any lease incentives received

◦	any initial direct costs, and

◦	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT- equipment and small items of office furniture.

Furthermore, the Group has taken the additional following decisions in adopting the standard:

◦	Non-lease components are capitalized (IFRS16.15)

◦	Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to the new Standard, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, Millicom introduced the 'time horizon concept': the reasonable term under which the company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry Millicom operates in. The assessment must be focused on the economic incentives for Millicom to exercise (or not) an option to early terminate/extend a contract. The Group has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

Millicom considered the specialized nature of most of its assets under lease, the low likelihood the lessor can find a third party to substitute Millicom as a lessee and past practice to conclude that, pending clarification from IFRIC, the lease term can go beyond the notice period when there is more than an insignificant penalty for the lessor not to renew the lease. This analysis requires judgment and has a significant impact on the lease liability recognized under IFRS 16.

Under IFRS 16, the accounting of sale and leaseback transactions has changed as the underlying sale transaction needs to be firstly analyzed using the guidance of IFRS 15. The seller/lessee recognizes a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions was not material for Millicom Group as of the date of initial application.

 12

3.       ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate stock purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Stock Purchase Agreements contain customary representations and warranties and termination provisions. While the consummation of the remaining Telefonica CAM Acquisitions is subject to regulatory approvals and the absence of legal impediments, we still expect to close The Panama Acquisition and the Costa Rica acquisition by the end of 2019.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to potential purchase price adjustments.

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights into Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid a cash consideration of $437 million, subject to final price adjustment expected in Q3 2019. As at June 30, 2019, the purchase accounting is still a work-in-progress and no value has been allocated yet to identifiable assets and liabilities. As a result, the excess of the acquisition price over the company's net assets as of the acquisition date is currently shown under goodwill for $338 million. In its subsequent interim financial statements, the Group will disclose the amounts and explanations of the adjustments to the purchase accounting, including any retrospective adjustments to the second quarter financial results. The goodwill is currently not expected to be tax deductible. For convenience purposes, the acquisition date was set on May 1, 2019 as there is no material adjustments from this date to May 16, 2019. From May 1, 2019 to June 30, 2019, Nicaragua contributed $37 million of revenue and a net profit of $10 million to the Group. If Nicaragua had been acquired on January 1, 2019 incremental revenue for the six-month period ended June 30, 2019 would have been $112 million and incremental net profit for that period would have been $6 million. Acquisition related costs included in the statement of income under operating expenses were approximately $5 million.

Acquisitions 2018

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals, for a cash consideration of $956 million. Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options which are further detailed in the audited consolidated financial statements for the year ended December 31, 2018. As of June 30, 2019, the put option liability is valued at $253 million (December 31, 2018: $239 million) (see note 6) and call options values remain immaterial.

For the purchase accounting, Millicom determined the fair value of Cable Onda's identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The purchase accounting is still provisional at June 30, 2019, particularly in respect of the evaluation of certain tangible assets and tax contingencies. Management expects to finalize the purchase accounting during Q3 2019.

 13

3.       ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The provisional purchase accounting remains unchanged as at June 30, 2019 and is as follows:

Provisional fair values
(100%)
($ millions)
Intangible assets (excluding goodwill), net(i)	673
Property, plant and equipment, net	348
Current assets (excluding cash)(ii) (iii)	54
Cash and cash equivalents	12
Total assets acquired	1,088
Non-current liabilities(iv)	422
Current liabilities(v)	141
Total liabilities assumed	563
Fair value of assets acquired and liabilities assumed, net	525
Transaction costs assumed by Cable Onda (vi)	30
Fair value of non-controlling interest in Cable Onda (20%)	111
Millicom’s interest in the fair value of Cable Onda (80%)	444
Acquisition price	956
Provisional Goodwill	512
(i)	Intangible assets not previously recognized at the date of acquisition, are trademarks for an amount of $280 million, with estimated useful lives of 3 years, a customer list for an amount of $370 million, with estimated useful life of 20 years and favorable content contracts for $19 million, with a useful life of 10 years.

(ii)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $4 million – see (v) below.

(iii)	The fair value of trade receivables acquired was $34 million.

(iv)	Non-current liabilities include a deferred tax liability of $158 million resulting from the above adjustments.

(v)	Current liabilities include the fair value of certain tax contingent liabilities of $5 million. These are partly covered by the indemnification assets described in (ii) above.

(vi)	Transaction costs of $30 million have been assumed and paid by Cable Onda before the acquisition by Millicom on the closing date. As they related to the acquisition, these costs have been accounted for as post-acquisition costs in the Millicom Group income statement. These, together with acquisition-related costs of $11 million, have been recorded under operating expenses in 2018.

Disposals 2019

On March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom. The Group received the necessary regulatory approvals in June 5, 2019 and the transaction completed on June 26, 2019 (see note 4).

 14

4.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations - Chad

On June 26, 2019, the Group completed the disposal of its operations in Chad. In accordance with Group practices, the Chad operation has been classified as assets held for sale and discontinued operations as from June 5, 2019. On June 26, 2019, Chad was deconsolidated and a gain on disposal of $79 million, net of costs of disposal of $3 million, was recognized. Foreign currency exchange losses accumulated in equity of $8 million have also been recycled in the statement of income accordingly. The resulting net gain of $72 million has been recognized under ‘Profit (loss) for the period from discontinued operations, net of tax’. The operating net loss of the operation for the period from January 1, 2019 to June 26, 2019 was $5 million. The final sale consideration is still subject to adjustment under the terms of the sale and purchase agreement with Maroc Telecom. Management does not expect any material deviation from the initial consideration.

The assets and liabilities deconsolidated on the date of the disposal were as follows:

Assets and liabilities reclassified as held for sale – Chad ($ millions)	June 26,
2019
Intangible assets, net	18
Property, plant and equipment, net	93
Other non-current assets	14
Current assets	33
Cash and cash equivalents	9
Total assets of disposal group held for sale	167
Non-current financial liabilities	8
Current liabilities	131
Total liabilities of disposal group held for sale	140
Net assets held for sale at book value	28

Summary

Financial information relating to the discontinued operations for the three and six-month periods ended June 30, 2019 and June 30, 2018 are set out below. Figures shown below are after inter-company eliminations. 2018 statement of income figures include Rwanda (1 month), Senegal (4 months) and Chad (6 months). 2019 figures include Chad only (6 months)

Results from Discontinued Operations ($ millions)	Six months	Six months	Three months	Three months
	ended June	ended June	ended June 30,	ended June 30,
	30, 2019	30, 2018	2019	2018
Revenue	50	131	19	46
Cost of sales	(14)	(39)	(5)	(14)
Operating expenses	(27)	(57)	(13)	(22)
Other expenses linked to the disposal of discontinued	(5)	(7)	(5)	(6)
operations
Depreciation and amortization	(11)	(14)	(4)	(7)
Other operating income (expenses), net	—	(10)	—	—
Gain/(loss) on disposal of discontinued operations	74	(28)	74	5
Operating profit (loss)	68	(24)	67	2
Interest income (expense), net	(2)	(4)	(1)	(2)
Profit (loss) before taxes	66	(29)	65	—
Credit (charge) for taxes, net	(2)	(3)	(1)	(2)
Net profit (loss) from discontinued operations	64	(32)	64	(3)

 15

4.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Cash Flows from Discontinued Operations ($ millions)	Six months ended June 30,	Six months ended June
	2019	30, 2018
Cash from (used in) operating activities, net	(8)	(25)
Cash from (used in) investing activities, net	5	1
Cash from (used in) financing activities, net	7	2
Net cash inflows/(outflows)	5	(22)

 Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. The table below summarizes the main aspects of these deals and impacts on the Group financial statements:

	Paraguay	Colombia	El Salvador
Agreement date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred to June 30, 2019	1,307	942	547
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	74
Cash proceeds received in 2019 ($ millions) - as of June 30	3	7	3
Gain on sale recognized in 2017 ($ millions)	26	37	—
Gain on sale recognized in 2018 ($ millions)	15	13	32
Gain on sale recognized in 2019 ($ millions) - as of June 30	—	2	1

 16

5.	SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the periods ended June 30, 2019 and June 30, 2018 are as follows:

Six months ended June 30, 2019 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	1,580	181	—	(741)	—	1,020
Cable and other fixed services revenue	1,085	4	—	(136)	—	953
Other revenue	25	—	—	(3)	—	23
Service revenue (i)	2,689	186	—	(879)	—	1,996
Telephone and equipment revenue (i)	198	—	—	(105)	—	94
Total Revenue	2,887	186	—	(983)	—	2,089
Operating profit (loss)	484	—	(29)	(271)	90	274
Add back:
Depreciation and amortization	695	49	4	(221)	—	527
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(90)	(90)
Other operating income (expenses), net	(3)	(1)	—	(4)	—	(8)
EBITDA (ii)	1,176	48	(25)	(496)	—	703
EBITDA from discontinued operations	—	4	—	—	—	4
EBITDA incl discontinued operations	1,176	53	(25)	(496)	—	707
Capital expenditure (iii)	(548)	(27)	(4)	136	—	(442)
Changes in working capital and others (iv)	(62)	15	(66)	—	—	(113)
Taxes paid	(95)	(6)	(6)	58	—	(49)
Operating free cash flow (v)	471	34	(101)	(302)	—	102
Total Assets (vi)	13,111	947	3,510	(5,666)	3,505	11,676
Total Liabilities	7,396	889	4,067	(2,106)	583	9,081

 17

5. SEGMENT INFORMATION (Continued)

Six months ended June 30, 2018 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	1,611	188	—	(738)	—	1,061
Cable and other fixed services revenue	904	5	—	(120)	—	789
Other revenue	23	1	—	(2)	—	21
Service revenue (i)	2,538	194	—	(860)	—	1,872
Telephone and equipment revenue (i)	198	—	—	(94)	—	104
Total Revenue	2,736	194	—	(954)	—	1,976
Operating profit (loss)	468	8	9	(228)	65	324
Add back:
Depreciation and amortization	575	40	3	(215)	—	402
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(65)	(65)
Other operating income (expenses), net	(15)	(2)	(3)	(7)	—	(27)
EBITDA (ii)	1,028	47	8	(450)	—	634
EBITDA from discontinued operations	—	28	—			28
EBITDA incl discontinued operations	1,028	75	8	(450)	—	661
Capital expenditure (iii)	(442)	(34)	—	105	—	(372)
Changes in working capital and others (iv)	(75)	6	(22)	(14)	—	(106)
Taxes paid	(121)	(11)	(4)	78	—	(57)
Operating free cash flow (v)	390	36	(18)	(281)	—	127
Total Assets (vi)	10,321	1,078	240	(5,175)	3,108	9,127
Total Liabilities	5,593	998	1,487	(1,903)	346	6,074

 18

Three months ended June 30, 2019 ($ millions)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Elimination s and transfers	Total
Mobile revenue	802	90	—	(373)	—	519
Cable and other fixed services revenue	543	2	—	(69)	—	476
Other revenue	13	—	—	(1)	—	12
Service revenue (i)	1,358	92	—	(444)	—	1,007
Telephone and equipment revenue (i)	103	—	—	(55)	—	48
Total Revenue	1,461	92	—	(499)	—	1,054
Operating profit (loss)	228	(7)	(21)	(135)	46	110
Add back:
Depreciation and amortization	357	24	2	(112)	—	271
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(46)	(46)
Other operating income (expenses), net	—	—	—	(2)	—	(3)
EBITDA (ii)	584	17	(19)	(249)	—	333
EBITDA from discontinued operations	—	(4)		—	—	(4)
EBITDA incl discontinued operations	584	13	(19)	(249)	—	329
Capital expenditure (iii)	(242)	(17)	(2)	59	—	(201)
Changes in working capital and others (iv)	24	22	(36)	10	—	19
Taxes paid	(72)	(3)	(7)	36	—	(46)
Operating free cash flow (v)	294	15	(64)	(144)	—	101

 19

Three months ended June 30, 2018	Latin America	Africa	Unallocated	Guatemala and	Eliminations	Total
($ millions)		(viii)		Honduras (vii)	and transfers
Mobile revenue	806	93	—	(368)	—	532
Cable and other fixed services revenue	462	3	—	(62)	—	402
Other revenue	12	—	—	(1)	—	11
Service revenue (i)	1,280	96	—	(430)	—	946
Telephone and equipment revenue (i)	104	—	—	(49)	—	55
Total Revenue	1,384	96	—	(480)	—	1,000
Operating profit (loss)	239	7	8	(112)	27	168
Add back:
Depreciation and amortization	287	20	1	(105)	—	202
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(27)	(27)
Other operating income (expenses), net	(12)	(4)	(4)	(5)	—	(25)
EBITDA (ii)	514	23	6	(223)	—	319
EBITDA from discontinued operations	—	3	—	—	—	3
EBITDA incl discontinued operations	514	26	6	(223)	—	323
Capital expenditure (iii)	(197)	(13)	—	45	—	(165)
Changes in working capital and others (iv)	(9)	1	3	(30)	—	(36)
Taxes paid	(85)	(9)	(4)	54	—	(43)
Operating free cash flow (v)	223	5	5	(153)	—	79

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management. For the three and six-month periods ended June 30, 2019, the application of IFRS 16 had a positive impact on EBITDA as compared to what our results would have been if we had continued to follow the IAS 17 standard.

(iii)	Excluding spectrum and licenses of $11 million (2018: $52 million) and cash received on tower deals of $13 million (2018: $50 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses (see note 3).

(v)	Operating Free Cash Flow is EBITDA less capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share- based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)	Restated as a result of classification of certain of our African operations as discontinued operations (see notes 4 and 14).

 20

5.	SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Six months ended June 30,			Six months ended June 30,			Three months ended June			Three months ended
			2019			2018			30, 2019		June 30, 2018
	Timing of
	revenue	Latin		Total	Latin		Total	Latin		Total	Latin		Total
$ millions	recognition	America	Africa	Group	America	Africa	Group	America	Africa	Group	America	Africa	Group
Mobile	Over time	824	127	951	858	136	994	422	63	484	430	67	498
Mobile Financial
Services	Point in time	15	54	70	16	52	68	7	27	34	8	26	34
Cable and other
fixed services	Over time	949	4	953	784	5	789	474	2	476	400	3	402
Other	Over time	23	—	23	21	1	22	11	—	12	11	—	11
Service Revenue		1,810	186	1,996	1,678	194	1,872	914	92	1,007	849	96	946
Telephone and
equipment	Point in time	93	—	94	104	—	104	48	—	48	55	—	55
Revenue from
contracts with
customers		1,903	186	2,089	1,782	194	1,976	962	92	1,054	904	96	1,000

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

	Six months	Six months	Three months	Three months
	ended June	ended June	ended June	ended June
$ millions	30, 2019	30, 2018	30, 2019	30, 2018
Change in fair value of derivatives	—	(1)	—	(1)
Change in fair value in investment in Jumia (Note 15)	57	—	57	—
Change in value of put option liability (Note 3)	(15)	—	(15)	—
Exchange gains (losses), net	1	21	(11)	(6)
Other non-operating income (expenses), net	2	1	1	1
Total	45	21	33	(6)

 21

7.	EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Six months	Six months	Three months	Three months
	ended June	ended June	ended June	ended June
$ millions	30, 2019	30, 2018	30, 2019	30, 2018
Basic and Diluted
Net profit (loss) attributable to owners of the Company from
continuing operations	(4)	48	(19)	2
Net profit (loss) attributable to owners of the Company from
discontinuing operations	64	(32)	64	(3)
Net profit attributable to owners of the Company used to
determine the earnings per share	60	16	46	(1)

in thousands
Weighted average number of ordinary shares for basic and
diluted earnings per share	101,105	100,757	101,110	100,793

$
Basic and diluted
EPS from continuing operations attributable to owners of the
Company	(0.04)	0.47	(0.19)	0.02
EPS from discontinued operations attributable to owners of the
Company	0.63	(0.31)	0.63	(0.03)
EPS for the period attributable to owners of the Company	0.59	0.16	0.45	(0.01)

8.	PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended June 30, 2019, Millicom added property, plant and equipment for $286 million (June 30, 2018: $273 million) and received $12 million in cash from disposal of property, plant and equipment (June 30, 2018: $52 million).

9.	INTANGIBLE ASSETS

During the six-month period ended June 30, 2019, Millicom added intangible assets of $89 million (June 30, 2018: $87 million) and did not receive any proceeds from disposal of intangible assets (June 30, 2018: nil).

10.	DEBT AND FINANCING

MICSA

On February 20, 2019, MIC S.A. entered into a $1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”), subsequently reduced to $1.05 billion and $650 million in April 2019 and June 2019, respectively. The Telefonica Bridge Facility is available to be drawn from the date of the Telefonica Bridge Facility to and including the earlier of (i) March 1, 2020 and (ii) the date the Telefonica Bridge Facility is terminated. The Telefonica Bridge Facility matures on the date following twelve months after the date of the Telefonica Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Telefonica Bridge Facility is payable at LIBOR plus a variable margin. Amounts drawn under the Telefonica Bridge Facility may be used by MIC S.A. to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility. On signature date, Millicom recorded structuring and syndication fees for a total amount of $12 million under 'Interest expense'.

 22

10. DEBT AND FINANCING (Continued)

On March 25, 2019, the MIC S.A. issued a $750 million 6.25% senior notes due 2029. The Notes bear interest at 6.25% p.a., payable semi- annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. It will use the net proceeds of the Notes to finance, in part, the Telefonica CAM Acquisitions (see note 3). Costs of issuance of $8 million are amortized over the ten-year life of the notes (the effective interest rate is 6.36%). Pending the consummation of any Telefonica CAM Acquisition and the satisfaction of certain other conditions, $500 million of the gross proceeds of the offering of the Notes had been deposited into a segregated escrow account, in the name of Millicom. As of June 30, 2019, and following the completion of Nicaragua acquisition, the remaining amount has been released to cash.

On April 3, 2019, the Group obtained consents from the holders of its $500 million 6% Senior Notes due 2025 (the “Notes”) to amend certain provisions of the indenture governing the Notes. It paid a cash payment of $1 million (equal to $2.50 per $1,000 principal amount of Notes to holders of the Notes).

On April 24, 2019, MIC S.A. signed a $300 million Term Facility Agreement with DNB and Nordea (the “Facility”). The Facility bears interest at maximum LIBOR + 3% p.a., payable semi-annually in arrears. The net proceeds of the Facility are intended to be used, among others, to finance the Telefonica CAM Acquisitions (see note 3).

On May 15, 2019, MIC S.A. issued a SEK 2 billion (~$208 million) senior unsecured sustainability bond under its inaugural Sustainability Bond Framework. The senior unsecured bond due 2024 carries a floating coupon priced at 3m Stibor+235bps (see also note 13). It has been listed and commenced trading on the Nasdaq Stockholm sustainable bond list on June 12, 2019. Millicom intends to use the net proceeds of the bond in accordance with the Sustainability Bond Framework which includes both environmental and social investments such as in energy efficiencies, and the expansion of its fixed and mobile networks.

Paraguay

In January 2019, Telecel obtained a seven-year loan from BBVA Bank for PYG 177,000 million (approximately $20 million), denominated in Paraguayan guaranies (“PYG”) which bears a fixed annual interest rate of 8.94%.

In April 2019, Telecel early redeemed its $300 million 6.75% Senior Notes due 2022 (the “Telecel 2022 Notes”). As a result, Telecel made cash payments of $307 million including early redemption premium of $7 million. As the amount of the repurchase was able to be estimated at March 31, 2019, the $7 million premium and $3 million of related unamortized costs were included as financial expenses in the statement of income in the three month period ended March 31, 2019 and the Notes were disclosed in current liabilities as at March 31, 2019.

On April 8, 2019, Telecel issued $300 million 5.875% senior notes due 2027 (the “Telecel 2027 Notes”). The Telecel 2027 Notes bear interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019. The net proceeds of the Telecel 2027 Notes were used to finance the purchase of the Telecel 2022 Notes (see above).

On June 3, 2019, the global bond program for bonds up to PYG 300.000.000.000 (approximately $50 million with the closing rate as of June 2019) was registered to be issued in different series from 1 year to 10 years. On June 5, 2019, 3 initial series for up to PYG 230.000.000.000 (approximately $37 million) were registered and issued as follows: (i) PYG 115.000.000.000 ( approximately $19 million) , at 8.75%, due June 3, 2024, (ii) PYG 50.000.000.000 (approximately $ 8 million), at 9.25%, due May 29, 2026 and (iii) PYG 65.000.000.000 (approximately $ 10 million), at 10%, due May 31, 2029.

Tanzania

On June 4, 2019, MIC Tanzania Public Limited Company ("MIC Tanzania") entered into a loan facility agreement with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders, for $174.75 million (tranche A) and TZS103,000 million (tranche B - approximately $45 million) which bears the following interests: for Tranche A Libor plus Margin and for Trance B T-Bill rate plus Margin. Margin is set on 4.25% per annum. The facility agreement has a maturity of 66 months and is available to be drawn until the end of 2019. Amounts drawn under this facility agreement will be used by MIC Tanzania (i) to pay an amount of $25 million towards an intercompany loan, (ii) to repay the installment of the existing Zantel Facility falling due in October 2019 amounting to $25 million, (iii) to provide intercompany loans to or the making of equity injections into any member of the Group, (iv) for general corporate purposes including capital expenditure and license fee payments.

 23

10.	DEBT AND FINANCING (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

$ millions	As at June 30, 2019	December 31, 2018
Due within:
One year	263	458
One-two years	120	338
Two-three years	243	403
Three-four years	495	570
Four-five years	703	468
After five years	3,216	2,345
Total debt and financing	5,039	4,580

(i) As at December 31, 2018, Debt and financing included finance lease liabilities of $353 million. As at June 30, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

As at June 30, 2019, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $680 million (December 31, 2018: $626 million). Assets pledged by the Group for these debts and financings amounted to $3 million at June 30, 2019 (December 31, 2018: $2 million).

The table below describes the outstanding and maximum exposure under these guarantees and the remaining terms of the guarantees as at June 30, 2019 and December 31, 2018.

		Bank and financing guarantees (i)
$ millions	As at June 30, 2019		As at December 31, 2018
	Outstanding	Theoretical	Outstanding	Theoretical
Terms	exposure	maximum exposure	exposure	maximum exposure
0-1 year	176	176	133	133
1-3 years	134	134	281	281
3-5 years	370	370	212	212
More than 5 years	—	—	—	—
Total	680	680	626	626

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

	Six months ended	Six months ended	Three months	Three months
	June 30, 2019	June 30, 2018	ended June 30,	ended June 30,
$ millions			2019	2018
Interest expense on bonds and bank financing	(168)	(109)	(82)	(53)
Interest expense on leases	(75)	(43)	(38)	(23)
Loan redemption charges	(10)	—	(3)	—
Other	(19)	(20)	(9)	(11)
Total	(272)	(172)	(132)	(88)

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11.	COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As at June 30, 2019, the total amount of claims and litigation risks against Millicom and its operations was $370 million, of which $4 million related to its share in joint ventures (December 31, 2018: $687 million, of which $5 million related to its share in joint ventures). Decrease is mainly due to reassessment of risks in Colombia from probable to remote.

As at June 30, 2019, $27 million has been provided for these risks in the consolidated statement of financial position (December 31, 2018: $26 million). The Group’s share of provisions made by the joint ventures was $4 million (December 31, 2018: $4 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Improper filing of shareholding in MIC Tanzania Public Limited Company

In June 2016, Millicom was served with claims by a third party seeking to exert rights as a shareholder of MIC Tanzania Public Limited Company (Tigo Tanzania). In June 2015, Millicom identified that an incorrect filing related to Tigo Tanzania had been made in the commercial register, causing the register to incorrectly indicate that shares in the local subsidiary were owned by this third party. On July 26, 2018, the Court of Appeal of Tanzania, the country’s highest court, reaffirmed in a ruling that Tigo Tanzania remains owned and controlled by Millicom. Late 2018, the third party in question has filed for a review of the ruling by the same Court of Appeals, which already ruled in our favor. Millicom considers the success of this review as remote and therefore continues to control and fully consolidate Tigo Tanzania.

Ongoing investigation by the International Commission Against Impunity in Guatemala (CICIG)

On July 14, 2017, the CICIG disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala's attorney general and CICIG executed search warrants on the offices of Comcel. On May 6, 2019, Guatemala’s attorney general and CICIG raised pre-trial motions against various government officials related to the matter under investigation and alleging illegal payments for passage of a telecommunications law in 2014 and 2015. As at June 30, 2019, the matter is still under investigation, and Management is not able to assess the potential impact on these interim condensed consolidated financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that may be imposed by law enforcement authorities. Accordingly, no provision has been recorded as of June 30, 2019.

Taxation

At June 30, 2019, the Group estimates potential tax claims amounting to $297 million. Tax risks amounting to $36 million have been assessed as probable and recorded as tax liabilities (December 31, 2018: claims amounting to $254 million and tax liabilities of $47 million). Out of these potential claims and tax liabilities, respectively $39 million and $3 million relate to Millicom’s share in joint ventures (December 31, 2018: claims amounting to $29 million and tax liabilities of $2 million).

Capital commitments

At June 30, 2019, the Company and its subsidiaries and joint ventures had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $169 million of which $155 million are due within one year (December 31, 2018: $154 million of which $126 million are due within one year). Out of these commitments, respectively $51 million and $46 million related to Millicom’s share in joint ventures (December 31, 2018: $66 million and $56 million).

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12.	RELATED PARTY TRANSACTIONS

The following transactions were conducted with related parties during the three and six-month periods ended June 30, 2019 and June 30, 2018:

	Six months	Six months	Three months	Three months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
$ millions	2019	2018	2019	2018

Expenses
Purchases of goods and services from Miffin	(93)	(78)	(43)	(37)
Purchases of goods and services from EPM	(20)	(21)	(10)	(11)
Lease of towers and related services from HTA	(13)	(14)	(12)	(7)
Other expenses	(2)	(2)	(1)	(2)
Total	(128)	(115)	(67)	(57)

	Six months	Six months	Three months	Three months
	ended June 30,	ended June 30,	ended June	ended June 30,
$ millions	2019	2018	30, 2019	2018

Income / gains
Sale of goods and services to Miffin	148	139	75	71
Sale of goods and services to EPM	6	8	3	4
Other income / gains	1	1	—	—
Total	154	148	79	75

As at June 30, 2019 and December 31, 2018, the Group had the following balances with related parties:

$ millions Liabilities	As at June 30, 2019	As at December 31, 2018
Payables to Guatemala joint venture (i)	403	315
Payables to Honduras joint venture (i)	158	143
Payables to EPM	2	14
Payables to Panama non-controlling interests	2	—
Other accounts payable	8	9
Sub-total	572	482
Lease liabilities to HTA (ii)	105	99
Total	677	580
(i)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared in the near future and/or shareholder loans.

(ii)	Disclosed under “Lease liabilities” in the statement of financial position.

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12.	RELATED PARTY TRANSACTIONS (Continued)

	As at June 30, 2019	As at December 31,
$ millions		2018

Assets
Receivables from Guatemala and Honduras joint ventures	16	20
Receivables from EPM	3	5
Advance payments to Helios Towers Tanzania	6	6
Receivable from AirtelTigo Ghana (i)	41	41
Other accounts receivable	6	1
Total	72	73
(i) Disclosed under ‘Other non-current assets’ in the statement of financial position.

13.	FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at June 30, 2019 and December 31, 2018:

$ millions	Carrying Value		Fair Value (i)
	As at June 30,	December 31,	As at June 30,	December 31,
	2019	2018 (ii)	2019	2018 (ii)
Financial liabilities
Debt and financing	5,039	4,580	5,011	4,418

(i)       Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)       As at December 31, 2018, Debt and financing included carrying value of finance lease liabilities of $353 million. As at June 30, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (~$208 million) senior unsecured sustainability bond issued in May 2019 (see note 10). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At June 30, 2019, the fair values of the swaps amount to an asset of $3 million.

Our operations in El Salvador and Costa Rica also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At June 30, 2019, the fair values of these swaps amount to liabilities of $11 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy

There are no other derivative financial instruments with a significant fair value at June 30, 2019.

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14.	INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At June 30, 2019, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,560 million (December 31, 2018: $3,405 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $133 million (December 31, 2018: $133 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended June 30, 2019, Millicom’s joint ventures paid $105 million (June 30, 2018: $94 million) as dividends or dividend advances to the Company.

$ millions	Guatemala	2019 Honduras		Ghana (i)
Opening Balance at January 1, 2019	2,104		731		32
Results for the year	78		10		(33)
Currency exchange differences	1		(6)		10
Closing Balance at June 30, 2019	2,184		736		9

(i) The Group share of loss from our joint venture in Ghana is disclosed under ‘Profit (loss) from other joint ventures and associates, net’ in the income statement.

15.	EQUITY INVESTMENT

Jumia Technologies AG (“Jumia”)

In January 2019, Millicom has been further diluted in the capital of Jumia (formerly “Africa Internet Holding GmbH” or “AIH”) following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million under ‘Income (loss) from associates, net’.

Subsequently, during Q1 2019, in preparation of its IPO, Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over Jumia. As a result, Millicom derecognized its investment in associate in Jumia and recognized it as a financial asset (equity investment) at fair value under IFRS 9. On April 11, 2019, Jumia successfully completed its IPO at the offer price per share of $14.5 and shares started trading on the NYSE on April 12, 2019.

As a result, as of March 31, 2019, a net gain of $30 million had been recognized and reported under ‘Income (loss) from associates, net’. Post IPO, Millicom holds 6.31% of the shares of Jumia. Millicom’s investment in Jumia is classified under “Equity investment” in the Group’s statement of financial position.

At June 30, 2019, the closing price of a Jumia share was $26.42, which values Millicom's investment at $128 million (level 1). The change in fair value of $57 million recognized over the period is shown under 'Other non-operating (expenses) income, net' (see note 6).

16.	IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. Late June 2019, the Group filed the draft prospectus with the Tanzania Capital Market and Securities Authority with the view to initiate the listing process in the course of 2019.

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17.	SUBSEQUENT EVENTS

Bolivia financing

On July 3, 2019, the Group issued a dual tranche new bond for an amount up to $100 million equivalent in Bolivian local currency, out of which a $60 million tranche already placed with a coupon of 5.0% (with a maturity of seven years) and further $40 million tranche already placed with a coupon of 4.6% (with a maturity of five years). Proceeds are to be used for debt refinancing and working capital.

Furthermore, the Group repaid an amount of $10 million equivalent in Bolivian local currency from its BCP loan and $5 million equivalent in Bolivian local currency from its Banco Ganadero facility.

Telesis license (Tanzania)

On July 9, 2019, the Tanzania Communications Regulatory Authority ('TCRA') issued a notice to cancel the license of Telesis, a subsidiary of Millicom in Tanzania that shares its 4G spectrum with the Tigo and Zantel operations in the country. Management disputes the basis for the cancellation and is currently considering its options. At June 30, 2019, the carrying value of the license is $3 million, however the Group cannot yet assess the potential outcome of this matter at this time.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: July 19, 2019